SETTLEMENT AGREEMENT AND RELEASE

This Settlement Agreement and Release (this "Agreement") is dated as of May 30, 2006, by and among (i) Potomac Electric Power Company ("Pepco"); Conectiv Energy Supply, Inc.; Pepco Energy Services, Inc.; Pepco Gas Services, Inc.; Pepco Holdings, Inc.; and Potomac Capital Investment Corporation (Pepco and the other entities identified in this clause (i) are referred to herein collectively as the "Pepco Settling Parties") and (ii) Mirant Corporation ("New Mirant"); Mirant Power Purchase, LLC, f/k/a Mirant Oregon, LLC ("MPP"); MC 2005, LLC, f/k/a Mirant Corporation ("Old Mirant"); Mirant Mid-Atlantic, LLC; Mirant Potomac River, LLC; Mirant Chalk Point, LLC; Mirant Piney Point, LLC; Mirant MD Ash Management, LLC; Mirant Energy Trading, LLC; Mirant Services, LLC; and the MC Plan Trust (as defined in Schedule 1) (New Mirant and the other entities identified in this clause (ii) are referred to herein collectively as the "Mirant Settling Parties").

WHEREAS, on June 7, 2000, Old Mirant, f/k/a Southern Energy, Inc., and Pepco executed and delivered an Asset Purchase and Sale Agreement for Generating Plants and Related Assets (collectively, with its attachments, schedules and exhibits, as amended from time to time, the "APSA");

WHEREAS, under the terms of the APSA, Pepco and Old Mirant entered into a back-to-back arrangement (the "Back-to-Back Arrangement") under which, among other rights and obligations as set out in Section II of Schedule 2.4 to the APSA, Pepco was to sell to Old Mirant and Old Mirant was to purchase, at Pepco's cost, all capacity, energy, ancillary services and other benefits Pepco was entitled to receive under certain existing power purchase agreements that Pepco had entered into with third parties, as identified in a letter dated December 19, 2000, between Pepco and Old Mirant;

WHEREAS, as of the date of this Agreement, the only power purchase agreements subject to the Back-to-Back Arrangement that remain in effect are the Co-Generation and Small Plant Production Services Agreement by and between Pepco and Prince George's County, Maryland, dated June 1, 1990, and the Power Purchase Agreement by and between Pepco and Panda-Brandywine L.P., effective October 24, 1997 (the "Panda PPA");

WHEREAS, under the terms of the APSA, certain of the Mirant Settling Parties entered into Ancillary Agreements or other contracts or leases with Pepco or other Pepco Settling Parties;

WHEREAS, on December 11, 2000, Old Mirant and certain affiliates of Old Mirant (including Mirant Mid-Atlantic, LLC, f/k/a Southern Energy Mid-Atlantic, Inc.; Mirant Potomac River, LLC, f/k/a Southern Energy Potomac River, LLC; Mirant Chalk Point, LLC, f/k/a Southern Energy Chalk Point, LLC, and the successor in interest to Mirant Peaker, LLC, f/k/a Southern Energy Peaker, LLC; Mirant Piney Point, LLC, f/k/a Southern Energy Piney Point, LLC, and f/k/a/ Southern Energy Dickerson, LLC; Mirant MD Ash Management, LLC, f/k/a Southern Energy MD Ash Management, LLC, and the successor in interest to Mirant D.C. O&M, LLC, f/k/a Southern Energy D.C. O&M, LLC, and f/k/a Southern Energy Morgantown, LLC; and Mirant Mid-Atlantic Services, LLC, f/k/a Southern Energy PJM Management, LLC, which affiliates of Old Mirant are collectively referred to herein as the "Other Mirant Entities")) executed and delivered an Assignment and Assumption Agreement under which Old Mirant assigned its rights to certain Auctioned Assets to specified Other Mirant Entities and the specified Other Mirant Entities assumed Old Mirant's Assumed Obligations pertaining to the assets assigned to them (the "December 11, 2000 Agreement");

WHEREAS, pursuant to the December 11, 2000 Agreement, Old Mirant assigned its rights and obligations under the APSA with respect to a Facility and Capacity Credit Agreement, dated March 21, 1989, by and between Southern Maryland Electric Cooperative, Inc. ("SMECO") and Pepco ("FCC Agreement") to Mirant Chalk Point, LLC, successor in interest to Mirant Peaker, LLC, f/k/a Southern Energy Peaker, LLC, and assigned its rights and obligations under the APSA with respect to a Site Lease Agreement, dated March 21, 1989, by and between SMECO and Pepco ("Site Lease," and together with the FCC Agreement, the "SMECO Agreements"), to Mirant Chalk Point, LLC, f/k/a Southern Energy Chalk Point, LLC.

WHEREAS, on December 18, 2000, Old Mirant and MRAEM, LP, f/k/a Mirant Americas Energy Marketing, LP ("MRAEM") executed and delivered a PPA and TPA Assignment and Assumption Agreement under which, among other things, Old Mirant assigned to MRAEM, and MRAEM assumed, all of Old Mirant's rights and obligations with respect to the Back-to-Back Arrangement;

WHEREAS, on December 19, 2000, SMECO, Pepco, and Old Mirant executed and delivered an Agreement and Consent under which SMECO consented to Pepco's assignment of the SMECO Agreements to Old Mirant or Old Mirant's permitted assigns;

WHEREAS, on December 19, 2000, Pepco, the Other Mirant Entities, and MRAEM (MRAEM and the Other Mirant Entities are referred to herein collectively as the "Mirant Entities") executed and delivered an Assignment and Assumption Agreement under which the Mirant Entities assumed liability for Old Mirant's Assumed Obligations under the APSA on the terms set forth therein, and disputes exist between Pepco and the Mirant Entities regarding the interpretation of those terms, including disputes as to whether those terms create joint and severable liability and as to what obligations fall within the Assumed Obligations;

WHEREAS, on December 19, 2000, Old Mirant executed and delivered to Pepco a Guarantee Agreement under which Old Mirant absolutely guaranteed the payment and performance of the obligations of the Mirant Entities under the APSA, the Ancillary Agreements, and any other agreement or instrument related thereto;

WHEREAS, Old Mirant and certain of its subsidiaries and affiliates (the "Debtors") filed, on July 14-15, 2003, and certain dates thereafter, for protection under chapter 11 of the Bankruptcy Code, which cases are jointly administered as In re Mirant Corporation, et. al. in the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division (the "Bankruptcy Court"), Case No. 03-46590 (DML) (the "Case");

WHEREAS, Pepco   filed claims in the Case seeking, in part, the following: $24,699,336.07 under the Back-to-Back Arrangement for power delivered under a power purchase agreement with Ohio Edison Company for the periods June 2003 and July 1-14, 2003; $2,697,271.00 under the Back-to-Back Arrangement for power delivered under the Panda PPA for periods prior to July 14, 2003; $670,028.84 under the FCC Agreement for the periods of June 2003 and July 1-14, 2003; $68,476.45 under various service level agreements provided pre-petition; and $37,769.90 under Pepco's General Terms and Conditions for Furnishing Electric Service in Maryland provided pre-petition (collectively, the "Pre-Petition Claim");

WHEREAS, on December 9, 2004, the United States District Court for the Northern District of Texas, Fort Worth Division (the "District Court"), found that the Back-to-Back Arrangement was not severable from the APSA, which decision has been appealed by the Debtors to the United States Court of Appeals for the Fifth Circuit and is not yet a Final Order;

WHEREAS, on December 9, 2005, the Bankruptcy Court entered an order in the Case confirming the Debtors' Amended and Restated Second Amended Joint Chapter 11 Plan of Reorganization for Mirant Corporation and Its Affiliated Debtors (the "Debtors' Plan");

WHEREAS, on December 14, 2004, Mirant Mid Atlantic Services, LLC, was dissolved and Mirant D.C. O&M, LLC, f/k/a Southern Energy D.C. O&M, LLC, and f/k/a Southern Energy Morgantown, LLC, merged into Mirant MD Ash Management, LLC;

WHEREAS, on December 16, 2005, Mirant Peaker, LLC, f/k/a Southern Energy Peaker, LLC, merged into Mirant Chalk Point, LLC;

WHEREAS, the Debtors' Plan became effective on January 3, 2006;

WHEREAS, Section 10.14 of the Debtors' Plan and paragraph 123 of the Bankruptcy Court's order approving the Debtors' Plan provide for the accrual of interest on Pepco's Pre-Petition Claim and on any other Claims (as defined in the Debtors' Plan) of Pepco as set forth therein;

WHEREAS, pursuant to Section 8.3 of the Debtors' Plan, the MC Plan Trust has become the sole member of Old Mirant and, through various wholly-owned subsidiaries, the successor in interest to MRAEM and MRAREM, LP, f/k/a Mirant Americas Retail Energy Marketing, LP ("MRAREM"), both of which were dissolved on March 2, 2006;

WHEREAS, Section 14.5 of the Debtors' Plan provides that, pending a determination by Final Order of the disputes regarding the Debtors' right to reject the Back-to-Back Arrangement and the APSA and the claims of Pepco thereunder, (i) the Debtors' obligations under the Back-to-Back Arrangement, the APSA, and the Assumption/Assignment Agreements shall be interim obligations of MPP and unconditionally guaranteed by New Mirant, and no other subsidiary of New Mirant shall have any liability with respect to such interim performance, and (ii) any Debtor's obligations under any other agreement with Pepco or its subsidiaries (including, without limitation, the Ancillary Agreements) shall be interim obligations of such Debtor and unconditionally guaranteed by New Mirant, and no other subsidiary of New Mirant shall have any liability with respect to such interim performance;

WHEREAS, the Pepco Settling Parties and the Mirant Settling Parties have certain disputes with respect to the foregoing matters, including disputes which are currently the subject of litigation, and the Pepco Settling Parties and the Mirant Settling Parties desire to settle, on the terms and conditions described herein, such disputes.

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the Pepco Settling Parties and the Mirant Settling Parties hereby agree as follows:

1. **DEFINITIONS**. Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings set forth for such terms in Schedule 1 attached hereto.

2. **SETTLEMENT OBLIGATIONS GENERALLY**.

(a) <u>Mirant Obligations Regarding Certain Contracts</u>. On (or prior to but effective as of) the Effective Date:

(i) *Assumed APSA*. Pursuant to Section 365 of the Bankruptcy Code, Old Mirant hereby assumes the APSA, excepting the Back-to-Back Arrangement, which is not assumed (the "Assumed APSA"), and assigns the Assumed APSA to MPP. The Assumed APSA shall not include any Other Assumed Agreement or SMECO Agreement. MPP hereby accepts the assignment of the Assumed APSA, agrees to cure all defaults under the Assumed APSA (other than defaults that constitute Released Claims Against Mirant) and agrees to discharge and otherwise perform when due, without recourse against Pepco, all obligations and liabilities due to or for the benefit of Pepco thereunder (other than obligations that constitute Released Claims Against Mirant), <u>provided</u> that MPP shall have no liability under any Other Assumed Agreement or SMECO Agreement that is assumed pursuant to Section 2(a)(v) or Section 2(a)(vii) or for any Assumed Obligation that arises under any Other Assumed Agreement or SMECO Agreement that is assumed pursuant to Section 2(a)(v) or Section 2(a)(vii).

(ii) *Panda PPA Consent*. Old Mirant and MPP hereby acknowledge and agree that, by execution of this Agreement, each of Old Mirant and MPP are deemed to have provided each of the consents contemplated by paragraphs 3(a)(2), 3(a)(3), 3(a)(4) and 5(a) of the January 8, 2004, letter agreement by and between Panda-Brandywine L.P. and Pepco. Notwithstanding the foregoing, none of the Mirant Settling Parties shall be liable to Pepco for any of the sums paid or payable by Pepco to Panda-Brandywine, L.P. pursuant to paragraphs 1, 4 or 8 of the letter agreement

(iii) *Unwind Agreement*. The parties hereto agree and acknowledge that the Unwind Agreement for the Panda PPA, as set out in paragraph 3 of the December 19, 2000, letter agreement by and between Pepco and Old Mirant regarding "Settlement of Outstanding Issues," as subsequently modified, has expired and that no purchase price adjustment is owed

(iv) *Guaranty of Assumed APSA*. New Mirant shall unconditionally guarantee MPP's performance of all obligations due to or for the benefit of Pepco under the Assumed APSA pursuant to, and on or prior to the Effective Date shall enter into, a guaranty agreement substantially in the form attached hereto as Exhibit 2(a)(iv).

(v) *Other Assumed Agreements*. Pursuant to Section 365 of the Bankruptcy Code, each Mirant Settling Party that is a party to an Ancillary Agreement or other executory contract or unexpired lease identified on Schedule 2(a)(v) attached hereto (collectively, the "Other Assumed Agreements") hereby assumes each Other Assumed Agreement to which it is a party and, unless such Mirant Settling Party is identified next to the name of such agreement on

Schedule 2(a)(v) as the Mirant Settling Party that will remain liable under such Other Assumed Agreement, hereby assigns such Other Assumed Agreement to the Mirant Settling Party that is named on Schedule 2(a)(v) as the assignee thereof. For purposes of this Agreement, each of MRAEM, MRAREM and Mirant Mid-Atlantic Services, LLC, is deemed, pursuant to Section 365 of the Bankruptcy Code, to have assumed each Other Assumed Agreement to which it was a party and to have assigned each such Other Assumed Agreement to the Mirant Settling Party that is named on Schedule 2(a)(v) as the assignee thereof. Each Mirant Settling Party that is identified as an assignee of an Other Assumed Agreement on Schedule 2(a)(v) (1) accepts the assignment of the Other Assumed Agreement to be assigned to it in accordance herewith, (2) agrees to cure all defaults (other than defaults that constitute Released Claims Against Mirant) under such Other Assumed Agreement, (3) agrees to discharge and otherwise perform when due, without recourse against Pepco, all obligations and liabilities due to or for the benefit of the Pepco Settling Parties under such Other Assumed Agreement (other than obligations that constitute Released Claims Against Mirant) and (4) assumes all Assumed Obligations arising under such Other Assumed Agreement (other than obligations that constitute Released Claims Against Mirant). Each Mirant Settling Party that assumes an Other Assumed Agreement and is identified next to the name of such agreement on Schedule 2(a)(v) as the Mirant Settling Party that will remain liable for the obligations under such Other Assumed Agreement (A) agrees to cure all defaults (other than defaults that constitute Released Claims Against Mirant) under such Other Assumed Agreement, (B) agrees to discharge and otherwise perform when due, without recourse against Pepco, all obligations and liabilities due to or for the benefit of the Pepco Settling Parties under such Other Assumed Agreement (other than obligations that constitute Released Claims Against Mirant) and (C) assumes all Assumed Obligations arising under such Other Assumed Agreement (other than obligations that constitute Released Claims Against Mirant).

(vi) *Guaranty of Other Assumed Agreements.* New Mirant shall unconditionally guarantee the Mirant Settling Parties' performance of all obligations and liabilities due to or for the benefit of the Pepco Settling Parties under the Other Assumed Agreements pursuant to, and on or prior to the Effective Date shall enter into, a guaranty agreement substantially in the form attached hereto as Exhibit 2(a)(iv).

(vii) *SMECO Agreements*. Pursuant to Section 365 of the Bankruptcy Code, Mirant Chalk Point, LLC, hereby assumes and agrees to cure all defaults under the SMECO Agreements (other than defaults that constitute Released Claims Against Mirant, which include defaults arising from the failure to pay amounts accrued under the FCC Agreement prior to July 15, 2003), and agrees to discharge and otherwise perform when due, without recourse against Pepco or SMECO, all obligations and liabilities due to or for the benefit of SMECO thereunder (other than obligations that constitute Released Claims Against Mirant), provided that Mirant Chalk Point, LLC, need not cure any defaults or assume any obligations or liabilities waived by SMECO pursuant to the SMECO Settlement (provided that the SMECO Settlement becomes effective), and provided further that Pepco shall hold harmless and indemnify the Mirant Settling Parties from and against any claim by SMECO for legal fees that SMECO has incurred related to the Case or any proceeding initiated by the Mirant Settling Parties or SMECO in the Bankruptcy Court or the District Court related to the SMECO Agreements.

(viii) *Guaranty of SMECO Agreements.* New Mirant shall unconditionally guarantee Mirant Chalk Point, LLC's performance of all obligations and liabilities due to or for the benefit of SMECO under the SMECO Agreements pursuant to, and on or prior to the Effective Date shall enter into, a guaranty agreement substantially in the form attached hereto as <u>Exhibit 2(a)(iv)</u>.

(ix)   *Back-to-Back Arrangement.* Subject to the provisions of Sections 5(c) and 5(d), pursuant to Section 365 of the Bankruptcy Code, Old Mirant rejects the Back-to-Back Arrangement as of midnight on May 31, 2006 (the "<u>Rejection Time</u>"), and the Back-to-Back Arrangement shall be deemed terminated as of the Rejection Time, <u>provided</u> that the rejection and termination of the Back-to-Back Arrangement shall not be deemed to effect or permit the avoidance, revocation or rescission of any transfers of assets that were made pursuant to the Back-to-Back Arrangement prior to the Rejection Time. Notwithstanding the rejection and termination of the Back-to-Back Arrangement, but subject to the provisions of Sections 3(a) and 4(a) providing for the release of claims with respect to any default or failure to perform that exists as of the date of this Agreement and is within the Knowledge of the Pepco Settling Parties or the Mirant Settling Parties, respectively, (1) Pepco, MPP and New Mirant, as guarantor, shall remain obligated under the Back-to-Back Arrangement with respect to energy, capacity or other services delivered during the period after July 14, 2003, and before the Rejection Time and (2) the Mirant Settling Parties at their own cost and expense may continue to act on behalf of Pepco in seeking recovery from Ohio Edison Company of disputed amounts relating to the dispute regarding whether Ohio Edison Company is required to provide credits against certain reservation charges that Pepco paid from April through December 2005.

(x)   *Allocation of Liability Under Assumed Agreements and for Assumed Obligations.* Pursuant to Section 365 of the Bankruptcy Code, (1) the Other Mirant Entities (excluding Mirant Mid-Atlantic Services, LLC) reject the Assignment and Assumption Agreement, dated December 19, 2000, by and between Pepco and the Mirant Entities, (2) Old Mirant and the Other Mirant Entities (excluding Mirant Mid-Atlantic Services, LLC) reject the December 11, 2000 Agreement, and (3) Old Mirant rejects the PPA and TPA Assignment and Assumption Agreement, dated December 19, 2000, by and between Old Mirant and MRAEM (collectively the "<u>Assumption/Assignment Agreements</u>"). For purposes of this Agreement, each of MRAEM and Mirant Mid-Atlantic Services, LLC, is deemed to have rejected the Assumption/Assignment Agreements to which it was a party. The parties hereto agree and acknowledge that the Assumption/Assignment Agreements are rejected and terminated as of the Effective Date, <u>provided</u> that neither the rejection nor the termination of the Assumption/Assignment Agreements shall be deemed to effect or permit the avoidance, revocation or rescission of any transfers of assets that were made pursuant to the Assumption/Assignment Agreements. Upon the Effective Date and notwithstanding any provision herein or in the Assumed APSA, the Other Assumed Agreements, or the Assumption/Assignment Agreements to the contrary, (A) only MPP, and New Mirant as guarantor, shall have any obligations under the Assumed APSA, and the other Mirant Settling Parties will have no liability with respect to the Assumed APSA, (B) only a Mirant Settling Party that assumes but does not assign, or to whom is assigned, an Other Assumed Agreement, and New Mirant as guarantor, shall have any obligations under such Other Assumed Agreement or for any Assumed Obligation arising under such Other Assumed Agreement, and the other Mirant Settling Parties will have no liability with respect to such Other Assumed Agreement or for any Assumed Obligation arising under such Other Assumed Agreement, (C) only Mirant Chalk Point, LLC, and New Mirant as guarantor, shall have any obligations under the SMECO Agreements or for any Assumed Obligations arising under the SMECO Agreements, and the other Mirant Settling Parties will have no liability with respect to the SMECO Agreements or for any Assumed Obligations arising under the SMECO

Agreements, and (D) any Assumed Obligation that exists separate from an Other Assumed Agreement or a SMECO Agreement is and will be the sole obligation of MPP and guaranteed by New Mirant.

(b)   <u>Settlement of the Released Claims Against Mirant</u>.   Subject to the provisions of Section 5(c):

(i)   *Pepco's Class 3 Claim.* On the Effective Date, the Mirant Settling Parties shall cause Pepco to receive, on account of (1) the claims released by Pepco on the Effective Date pursuant to Section 3(a), (2) the rejection and termination of the Back-to-Back Arrangement, and (3) the rejection and termination of the Assignment and Assumption Agreement, dated December 19, 2000, by and between Pepco and the Mirant Entities, an allowed Mirant Debtor Class 3 - Unsecured Claim (as defined in the Debtors' Plan) ("<u>Pepco's Class 3 Claim</u>") against Old Mirant in such amount as will result in a total aggregate distribution to Pepco (the "<u>Pepco Distribution</u>"), net of any reasonable actual transaction commissions, fees and expenses incurred by Pepco under the Liquidation Agreement, having a value of Five Hundred Twenty Million Dollars ($520,000,000.00) (subject to adjustment as provided in Sections 5(c) and 5(f), the "<u>Pepco Distribution Amount</u>"). The Pepco Distribution shall be paid in up to Eighteen Million (18,000,000) shares of common stock of New Mirant (the "<u>Pepco Shares</u>") and/or in cash as provided in Sections 2(b)(ii) and 2(b)(iii). Pepco's Class 3 Claim shall not be disallowed, reduced or subordinated for any reason whatsoever, and is accordingly not subject to any offset or reduction for any reason, including, but not limited to, under Section 502(d) of the Bankruptcy Code, and none of the Mirant Settling Parties shall take any action that is inconsistent with the foregoing. Pepco shall not sell, assign, hypothecate or otherwise transfer Pepco's Class 3 Claim without New Mirant's prior written consent.

(ii)   *Liquidation of the Pepco Shares.* The Pepco Shares will be delivered by New Mirant to Pepco as an initial distribution of 13.5 million shares of common stock of New Mirant (the "<u>First Distribution</u>") followed by a second distribution of shares of common stock of New Mirant (the "<u>Second Distribution</u>") after the liquidation of the First Distribution. New Mirant shall notify Pepco within two (2) business days after the Effective Date of the number of shares to be distributed as part of the Second Distribution, with the number of shares to be determined by New Mirant so as to be reasonably likely to minimize any Shortfall Payment (as hereinafter defined) or Excess Payment (as hereinafter defined) when liquidated and combined with the proceeds from the liquidation of the First Distribution. No later than twenty (20) business days following the Effective Date, Pepco shall negotiate with at least four reputable banks, two of which will be banks identified by New Mirant, to develop a form of agreement for the liquidation of the Pepco Shares (the "<u>Liquidation Agreement</u>") that is acceptable to Pepco and at least two of the banks, at least one of which is a bank identified by New Mirant, and shall provide a copy of the form of Liquidation Agreement to New Mirant, <u>provided</u> that Pepco shall use commercially reasonable efforts to promptly provide New Mirant with drafts of any proposed or suggested Liquidation Agreement as such drafts are exchanged during the course of negotiations between Pepco and a proposed counterparty bank. The Liquidation Agreement shall provide for the Pepco Shares to be sold by Pepco to the counterparty bank or banks as a block trade of the Pepco Shares, with the objective of maximizing the net proceeds received by Pepco from the liquidation of the Pepco Shares. The Liquidation Agreement shall further provide that the 13.5 million shares that comprise the First Distribution shall be transferred from Pepco to the counterparty bank or banks on or before a specified settlement date set forth in the executed Liquidation Agreement and that the shares comprising the Second Distribution shall be sold from Pepco to a counterparty bank or banks as a forward sale with delivery to occur upon Pepco's receipt of the Second Distribution from New Mirant. Within one business day following New Mirant's receipt of the form of Liquidation Agreement acceptable to Pepco and at least two of the banks, at least one of which is a bank identified by New Mirant, New Mirant shall instruct its transfer agent to cause Pepco to receive the First Distribution as soon as reasonably possible thereafter.   As soon as reasonably possible after receiving the First Distribution, Pepco shall obtain competitive bids from the banks that found the form of Liquidation Agreement acceptable, select the bank or banks with whom it will enter into the Liquidation Agreement on the basis of the competitive bids, enter into the Liquidation Agreement and liquidate the First Distribution pursuant to the Liquidation Agreement.   Within one business day after Pepco informs New Mirant in writing that Pepco has liquidated the First Distribution and that the bank or banks purchasing the Pepco Shares that comprised the First Distribution have represented to Pepco that it or they can receive the shares comprising the Second Distribution without any such bank holding five percent or more of the common stock of New Mirant, New Mirant shall instruct its transfer agent to cause Pepco to receive the Second Distribution as soon as reasonably possible thereafter, which Second Distribution Pepco shall also liquidate pursuant to the Liquidation Agreement. Prior to Pepco's receipt from Mirant of and after Pepco's liquidation of any Pepco Shares, Pepco shall not directly or indirectly exercise or control the exercise of any voting or other shareholder rights with respect to such Pepco Shares, and, upon Pepco's transfer of the Pepco Shares comprising the First Distribution and the Second Distribution to the bank or banks pursuant to the Liquidation Agreement, Pepco shall not hold or control any shares of common stock of New Mirant.

(iii)   *Excess Payment; Shortfall Payment.*   If the sum of the proceeds that Pepco receives from the bank or banks under the Liquidation Agreement as a result of the liquidation of the Pepco Shares, net of any reasonable actual transaction commissions, fees and expenses incurred by Pepco under the Liquidation Agreement, plus the amount of any cash payments made to Pepco pursuant to Section 5(e) of this Agreement is less than the Pepco Distribution Amount or more than the Pepco Distribution Amount, Pepco shall immediately inform New Mirant of the amount of the difference between such sum and the Pepco Distribution Amount. Within two (2) business days of Pepco's informing New Mirant of the difference between such sum and the Pepco Distribution Amount, (1) if the sum of the net proceeds that Pepco receives from the liquidation of the Pepco Shares plus the amount of any cash payments made to Pepco pursuant to Section 5(e) of this Agreement is greater than the Pepco Distribution Amount, Pepco shall provide New Mirant with an amount of cash equal to the difference between such sum and the Pepco Distribution Amount (the "Excess Payment"), or (2) if the sum of the net proceeds that Pepco receives from the liquidation of the Pepco Shares plus the amount of any cash payments made to Pepco pursuant to Section 5(e) of this Agreement is less than the Pepco Distribution Amount, New Mirant shall provide Pepco with an amount of cash equal to the difference between such sum and the Pepco Distribution Amount (the "Shortfall Payment"), provided that the Shortfall Payment shall be credited with and reduced by such portion of any payment that otherwise would be due to MPP under Section 5(g) as does not exceed the Shortfall Payment. Notwithstanding anything else in this Agreement, in no event shall New Mirant be obligated to distribute in excess of 18 million shares of New Mirant common stock to Pepco on account of Pepco's Class 3 Claim; provided that any shortfall between (A) the sum of the net proceeds received by Pepco from the liquidation of the Pepco Shares actually distributed to Pepco plus the amount of any cash payments made to Pepco pursuant to Section 5(e) of this Agreement and (B) the Pepco Distribution Amount shall be paid as a Shortfall Payment pursuant this Section 2(b)(iii); and provided further that the total number of Pepco Shares as well as the number of shares of common stock of New Mirant to be distributed as part of the First Distribution and the Second Distribution shall be appropriately adjusted for any stock splits occurring after the date of this Agreement. Pepco and New Mirant may modify the procedures for the liquidation of the Pepco Shares by written agreement. Except for the Pepco Distribution, Pepco shall not be entitled to any distribution under the Debtors' Plan with respect to Pepco's Class 3 Claim.

(iv) *Allocation of the Pepco Distribution Amount*. Of the Pepco Distribution Amount, (1) Four Hundred Fifty Million Dollars ($450,000,000.00) shall be allocated to Pepco's damages resulting from Old Mirant's rejection of the Back-to-Back Arrangement, and (2) Seventy Million Dollars ($70,000,000.00) shall be allocated as follows: (A) Fifteen Million Dollars ($15,000,000.00) shall be allocated to claims asserted by Pepco in connection with the Local Area Support Agreement by and between Pepco and Mirant Potomac River, LLC, f/k/a Southern Energy Mirant Potomac River, LLC ("Mirant Potomac"), dated December 19, 2000 (the "LASA"), occasioned by Mirant Potomac's suspension of operations of the Potomac River Plant in 2005, (B) One Hundred Thousand Dollars ($100,000.00) shall be allocated to the Bankruptcy Court's award of that amount to Pepco resulting from Old Mirant's objection to Pepco's receiving a distribution on its allowed claim under the TPA Settlement prior to resolution of claims filed by Old Mirant against Pepco, and (C) the remainder of the $70,000,000.00 shall satisfy the Pre-Petition Claim, claims arising from the rejection of the Assumption/Assignment Agreements, the administrative claim related to execution of certificates in connection with pollution control bonds pursuant to Section 7.12 of the APSA, internal and external legal fees and expenses incurred in connection with the Case, including the legal fees and expenses incurred by SMECO, other additional internal and external expenses incurred in connection with the Case, Pepco's economic costs and losses incurred as a result of and/or in connection with the Case, and all Released Claims Against Mirant not otherwise listed in this Section 2(b)(iv).

(v) *Certain Representations and Warranties by New Mirant.* New Mirant represents and warrants to each of the Pepco Settling Parties that:

(1) the Pepco Shares delivered by New Mirant to Pepco pursuant to Section 2(b)(ii) will be duly authorized, validly issued, fully paid and nonassessable and will be free and clear of any liens or encumbrances of any kind except as may be created by the Pepco Settling Parties;

(2) the issuance of the Pepco Shares will not result in the violation of any federal or state law except for such violations as would not, individually or in the aggregate, have a material adverse affect on the business or results of operations of New Mirant and that would not materially hinder or impair the ability of New Mirant to issue the Pepco Shares pursuant hereto; and

(3) the reports filed with or furnished to the Securities and Exchange Commission by New Mirant pursuant to the Securities Exchange Act of 1934, as amended, (A) since January 1, 2006, through the date of this Agreement, did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (B) subsequent to the date of this Agreement through the date on which the sales of the Pepco Shares by the Pepco Settling Parties pursuant to the Liquidation

Agreement are completed, will not, as of their respective dates, contain any untrue statement of a material fact nor omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

provided that New Mirant makes the representations and warranties in Sections 2(b)(v)(2) and 2(b)(v)(3) solely for purposes of facilitating Pepco's liquidation of the Pepco Shares pursuant to the Liquidation Agreement, and none of the Pepco Settling Parties may rely upon such representations or warranties for any other purpose or assert any claims arising out of the inaccuracy of such representations and warranties in any other context.

(c)   Dismissal of Actions. As soon as practicable following the Effective Date, each of the Pepco Settling Parties and the Mirant Settling Parties shall cause all pending appeals, adversary actions or other contested matters between or among the parties hereto relating to any claim, demand, action or cause of action released pursuant to Section 3(a) or Section 4(a), including without limitation those listed on Schedule 2(c), to be dismissed with prejudice. The form of each of the dismissals shall be acceptable to the Pepco Settling Parties and the Mirant Settling Parties.

(d)   Stay of Actions. Immediately upon execution of this Settlement Agreement by each of the Pepco Settling Parties and the Mirant Settling Parties, each of the Pepco Settling Parties and the Mirant Settling Parties shall jointly request, pursuant to a Request for Stay substantially in the form attached hereto as Exhibit 2(d), that the United States Court of Appeals for the Fifth Circuit ("Fifth Circuit") stay consideration of the cases captioned *Mirant Corp., et al. v. Potomac Electric Power Co.*, et al., No. 05-10038 (5th Cir.), and *Potomac Electric Power Co. v. Mirant Corp., et al.*, No. 05-10419 (5th Cir.), pending the entry of a Final Order approving this Settlement Agreement, which Final Order will result in the dismissal of those cases pursuant to Section 2(c) herein. If the Fifth Circuit does not enter the requested stay and rules on one or both of the cases identified in this Section 2(d), the Pepco Settling Parties and the Mirant Settling Parties further agree, regardless of the ruling or rulings of the Fifth Circuit, that they shall each be bound by the terms of this Settlement Agreement.

(e)   Future Treatment of this Agreement, the Assumed APSA, and the Other Assumed Agreements. The Mirant Settling Parties and the Pepco Settling Parties agree and acknowledge that:

(i)   the standard of review for any termination of or changes to any portion of the Assumed APSA, the Back-to-Back Arrangement (if assumed pursuant to Section 5(c)), the Other Assumed Agreements or the SMECO Agreements over which the Federal Energy Regulatory Commission ("FERC") has jurisdiction, whether such changes are proposed by Pepco, MPP, any of the other Mirant Settling Parties, a non-party, or FERC acting *sua sponte,* shall be the "public interest" standard of review set forth in *United Gas Pipe Line Co. v. Mobile Gas Service Corp.*, 350 U.S. 332 (1956), and *Federal Power Commission v. Sierra Pacific Power Co.*, 350 U.S. 348 (1956);

(ii)   the standard of review for any proposed rejection of the Assumed APSA, the Back-to-Back Arrangement (if assumed pursuant to Section 5(c)), the Other Assumed Agreements, or the SMECO Agreements, or any portion of those agreements, by any of the

Pepco Settling Parties or any of the Mirant Settling Parties in bankruptcy proceedings shall be the "balancing of the equities" test suggested in *In re Mirant Corp.*, 378 F.3d 511 (5th Cir. 2004);

(iii)   As a result of the releases provided by the Pepco Settling Parties herein, Mirant Potomac shall have no obligation under the LASA to fund the transmission facilities upgrades being implemented by Pepco as a result of the suspension of operations at the Potomac River Plant that began in August 2005, including the transmission facilities upgrades approved by the DC Public Service Commission in March 2006. Pepco and Mirant Potomac further agree that Pepco shall (1) give Mirant Potomac 30 days' prior written notice of any planned outage of transmission facilities that would cause an Abnormal Condition (as defined in the LASA) to occur, and (2) give Mirant Potomac prompt written notice upon the occurrence of any unplanned outages of such transmission facilities. Pepco shall comply with the notification requirements under the Department of Energy Order EO-05-01; and

(iv) Notwithstanding anything to the contrary herein (1) if Old Mirant rejects the Back-to-Back Arrangement pursuant to this Agreement, a breach of any of the Assumed APSA, the Back-to-Back Arrangement, the Other Assumed Agreements or the SMECO Agreements, respectively, shall not entitle the non-defaulting party to terminate, suspend performance under, or exercise any other right or remedy under or with respect to any of the other such agreements, and (2) if, however, New Mirant elects to have the Back-to-Back Arrangement assumed and assigned by Old Mirant pursuant to Section 5(c), nothing in this Agreement shall prejudice any claim or argument by the Pepco Settling Parties that the Assumed APSA, the Back-to-Back Arrangement, and the Other Assumed Agreements constitute a single non-severable agreement, the material breach of which would entitle the Pepco Settling Parties to suspend or terminate all performance by the Pepco Settling Parties thereunder, or any defense of the Mirant Settling Parties to any such claim or argument.

3.   **RELEASE IN FAVOR OF THE MIRANT SETTLING PARTIES**. The Pepco Settling Parties execute the following release in favor of the Mirant Settling Parties and their subsidiaries, affiliates, shareholders, officers, directors and employees (collectively, the "Mirant Releasees"):

(a)   Except as otherwise provided in Section 3(b), effective as of the Effective Date and for and in consideration of the terms of this Agreement, the Pepco Settling Parties, acting for themselves and each of their predecessors, assigns, and successors, do hereby compromise, settle and fully release and forever discharge the Mirant Releasees of and from any and all claims, demands, actions, or causes of action which the Pepco Settling Parties had, or may now have, own, or hold for relief, compensation, damages, losses, or remedy of any kind or character, arising from the following: (i) the Pre-Petition Claim (other than claims for contingent liabilities based on the Debtors' potential failure to perform under executory contracts or unexpired leases after the date of this Agreement), (ii) the administrative claim related to execution of certificates in connection with pollution control bonds pursuant to Section 7.12 of the APSA, (iii) the claims asserted by Pepco in connection with the LASA occasioned by the suspension of operations of the Potomac River Plant in 2005, (iv) internal and external legal fees and expenses incurred in connection with the Case, including the legal fees and expenses incurred by SMECO, and other additional internal and external expenses incurred in connection with the Case, (v) the Bankruptcy Court's award of One Hundred Thousand Dollars ($100,000.00) to Pepco resulting from Old Mirant's objection to Pepco's receiving a distribution on its allowed claim under the

TPA Settlement prior to resolution of claims filed by Old Mirant against Pepco, (vi) any other claims filed by the Pepco Settling Parties in the Case and/or in any litigation related to, resulting from or arising out of the Case (other than claims for contingent liabilities based on the Debtors' potential failure to perform under executory contracts or unexpired leases in the future), (vii) claims arising from the rejection of the Assumption/Assignment Agreements, (viii) if the Back-to-Back Arrangement is rejected, claims arising from the rejection of the Back-to-Back Arrangement (other than claims with respect to energy, capacity or other services delivered during periods after July 14, 2003, and before the Rejection Time, which claims shall survive the termination and rejection of the Back-to-Back Arrangement as provided in Section 2(a)(ix)), and (ix) claims arising under the Assumed APSA, the Back-to-Back Arrangement, the Other Assumed Agreements or the SMECO Agreements with respect to any default or failure to perform by any of the Mirant Settling Parties that (1) exists as of the date of this Agreement and (2) is within the Knowledge of the Pepco Settling Parties (such claims, demands, actions or causes of action collectively, and except as otherwise provided in Section 3(b), the "Released Claims Against Mirant").

(b)   Section 3(a) only releases the specific claims, demands, actions, and causes of action described therein, and does not release any other claim, demand, action or cause of action against the Mirant Releasees or any other person or entity. For further clarity, Section 3(a) does not release (i) any Mirant Settling Party that assumes but does not assign, or to whom is assigned, the Assumed APSA, the Back-to-Back Arrangement (if assumed pursuant to Section 5(c)), an Other Assumed Agreement, or a SMECO Agreement from breaches of such agreement occurring after the date of this Agreement, (ii) existing claims under the Assumed APSA, the Back-to-Back Arrangement, an Other Assumed Agreement, or a SMECO Agreement that are not within the Knowledge of the Pepco Settling Parties, (iii) existing obligations under the Assumed APSA, the Back-to-Back Arrangement (if assumed pursuant to Section 5(c)), an Other Assumed Agreement, or a SMECO Agreement for which the Mirant Settling Parties are not in default (or which the Mirant Settling Parties have not failed to perform when due) as of the date of this Agreement or (iv) if the Back-to-Back Arrangement is rejected, obligations arising under the Back-to-Back Arrangement prior to the Rejection Time or with respect to energy, capacity or other services delivered during periods after July 14, 2003, and before the Rejection Time, for which the Mirant Settling Parties are not in default (or which the Mirant Settling Parties have not failed to perform when due) as of the date of this Agreement. The Released Claims Against Mirant shall not include any claim for breach of this Agreement or the New Mirant Guaranty.

(c)   The Pepco Settling Parties represent and warrant that, to their Knowledge and as of the date of this Agreement, one or more of the Pepco Settling Parties is the only owner of the Released Claims Against Mirant, that such Released Claims Against Mirant have not been assigned, encumbered or transferred, and that such Pepco Settling Parties have unqualified authority, by the signatories immediately below, to release the same.

(d)   Each of the Pepco Settling Parties represents and warrants that, to its Knowledge and as of the date of this Agreement, no Affiliate of any Pepco Settling Party, other than another Pepco Settling Party, holds any claims, demands, actions, or causes of action against any Mirant Settling Party or any of their respective Affiliates.

(e)   The Pepco Settling Parties represent and warrant that, upon the Effective Date, this Agreement effects a full, complete and final settlement, satisfaction and extinguishment of the Released Claims Against Mirant.

(f)   In entering into and executing this Agreement, the Pepco Settling Parties have not relied upon any statement or representation pertaining to this matter made by any representative, agent or employee of the Mirant Releasees, or any person, firm, organization or corporation hereby released, or by any person or persons representing them that is not set forth herein; but the Pepco Settling Parties have consulted with attorneys of their own independent choosing and have determined this settlement is in their best interest.

(g)   The Pepco Settling Parties represent and warrant that, except for the approvals described in Section 5(a): they have full power to execute, deliver and perform this Agreement; this Agreement has been duly authorized, executed and delivered by the Pepco Settling Parties and constitutes the valid and binding obligation of the Pepco Settling Parties; and the execution, delivery and performance of this Agreement by the Pepco Settling Parties requires no consent, approval or authorization by or filing with any third party or governmental authority (other than any of the foregoing which has been obtained or made) and does not and will not (with notice, the passage of time or both) contravene or violate any agreement or commitment binding upon the Pepco Settling Parties or any provision of applicable law.

(h)   Except for such defaults or failures to perform that are Released Claims Against Mirant or postpetition amounts incurred and payable in the ordinary course of business that are not past due, the Pepco Settling Parties represent and warrant that, to their Knowledge and as of the date of this Agreement, the Mirant Settling Parties are not in default of and have not failed to perform (i) any obligation owed to any Pepco Settling Party under the Assumed APSA, (ii) any obligation owed to any Pepco Settling Party under the Back-to-Back Arrangement, (iii) any obligation owed to any Pepco Settling Party under any Other Assumed Agreement or any obligation arising under such Other Assumed Agreement, or (iv) any obligation owed to SMECO under the SMECO Agreements or any obligation arising under the SMECO Agreements. The Pepco Settling Parties further represent and warrant that, to their Knowledge and as of the date of this Agreement, the Pepco Settling Parties are not aware of any claim, defense or other matter that could have been asserted by the Pepco Settling Parties in the Case and/or in any litigation related to, resulting from, or arising out of the Case that was not so asserted.

(i)   Except for such defaults or failures to perform that are Released Claims Against Pepco or postpetition amounts incurred and payable in the ordinary course of business that are not past due, the Pepco Settling Parties represent and warrant that, to their Knowledge and as of the date of this Agreement, the Pepco Settling Parties are not in default of and have not failed to perform (i) any material obligation owed to any Mirant Settling Party under the Assumed APSA, (ii) any material obligation owed to any Mirant Settling Party under the Back-to-Back Arrangement, (iii) any material obligation owed to any Mirant Settling Party under any Other Assumed Agreement or any material obligation arising under such Other Assumed Agreement, or (iv) any material obligation owed to any Mirant Settling Party under the SMECO Agreements or any material obligation arising under the SMECO Agreements. The Pepco Settling Parties further represent and warrant that, to their Knowledge and as of the date of this Agreement, the Pepco Settling Parties are not aware of any claim, defense or other matter that could have been asserted by the Mirant Settling Parties in the Case and/or in any litigation related to, resulting from, or arising out of the Case that was not so asserted.

(j)   Based on the Mirant Settling Parties' representation that Old Mirant, MRAEM, MRAREM, Mirant Mid-Atlantic Services, LLC, the Plan Trustees, the MC Plan Trust, and the estate of the MC Plan Trust (i) will not be party to or performing the Assumed APSA, the Back-to-Back Arrangement (if assumed pursuant to Section 5(c)), any of the SMECO Agreements, or any of the Other Assumed Agreements, (ii) are not affiliated with New Mirant and (iii) have been or at some point in the future will be dissolved (or, in the case of the Plan Trustees, have their trusteeships terminated), effective as of the Effective Date and for and in consideration of the terms of this Agreement, the Pepco Settling Parties, acting for themselves and each of their predecessors, assigns, and successors, do hereby compromise, settle and fully release and forever discharge Old Mirant, MRAEM, MRAREM, Mirant Mid-Atlantic Services, LLC, the Plan Trustees, the MC Plan Trust, and the estate of the MC Plan Trust of and from any and all claims, demands, actions, or causes of action which the Pepco Settling Parties had, or may now have, own, or hold for relief, compensation, damages, losses, or remedy of any kind or character against those parties. This release shall not affect in any way the treatment of Pepco's Class 3 Claim in accordance with the other provisions of this Agreement or the obligations of the Mirant Settling Parties under the other provisions of this Agreement.

4.   **RELEASE IN FAVOR OF PEPCO**. The Mirant Settling Parties execute the following release in favor of Pepco and its subsidiaries, affiliates, shareholders, officers, directors and employees (collectively, the "Pepco Releasees"):

(a)   Except as otherwise provided in Section 4(b), effective as of the Effective Date and for and in consideration of the terms of this Agreement, the Mirant Settling Parties, acting for themselves and each of their predecessors, assigns, and successors, do hereby compromise, settle and fully release and forever discharge the Pepco Releasees of and from any and all claims, demands, actions, or causes of action which the Mirant Settling Parties had, or may now have, own, or hold for relief, compensation, damages, losses, or remedy of any kind or character, arising from or related to any of the following: (i) any claim, defense or other matter that was asserted in the Case and/or in any litigation related to, resulting from, or arising out of the Case (other than claims for contingent liabilities based on any of the Pepco Settling Parties' potential failure to perform under executory contracts or unexpired leases after the date of this Agreement), including without limitation the cases styled *Mirant Corporation, et al. v. Potomac Electric Power Company*, Civil Action No. 4:03-CV-00944 (N.D. Tex.); *Mirant Corporation, Mirant Peaker, LLC, and Mirant Chalk Point, LLC v. Southern Maryland Electric Cooperative, Inc., and Potomac Electric Power Company*, Adv. Case No. 04-4073 (Bankr. N.D. Tex.); *Mirant Corporation, et al. v. Potomac Electric Power Company*, Civil Action No. 4:05-CV-00095 (N.D. Tex.); *Mirant Corporation v. Potomac Electric Power Company*, *et al.,* Civil Action No. 4:05-CV-00606 (N.D. Tex.); *Mirant Corporation et al. v. Southern Maryland Electric Cooperative, Inc., and Potomac Electric Power Company*, Adv. Case No. 05-04258 (Bankr. N.D. Tex.); *Mirant Corporation et al. v. Potomac Electric Power Company*, Adv. Case No. 05-04259 (Bankr. N.D. Tex.); and *Mirant Corporation, et al. v. Potomac Electric Power Company*, Civil Action No. 4:05-CV-00810 (N.D. Tex.), (ii) any right to avoid or recover under Sections 544, 545, 547, 548, 549, 550, 551 and/or 553 of the Bankruptcy Code, or under any similar state statutes, any payments received by or on behalf of Pepco or SMECO, respectively, prior to the Effective Date, and (iii) claims arising under the Assumed APSA, the Back-to-Back

Arrangement, the Other Assumed Agreements or the SMECO Agreements with respect to any default or failure to perform by any of the Pepco Settling Parties that (1) exists as of the date of this Agreement and (2) is within the Knowledge of the Mirant Settling Parties (such claims, demands, actions or causes of action collectively, and except as otherwise provided in Section 4(b), the "Released Claims Against Pepco").

(b)   Section 4(a) only releases the specific claims, demands, actions, and causes of action described therein, and does not release any other claim, demand, action or cause of action against the Pepco Releasees or any other person or entity. For further clarity, Section 4(a) does not release (i) any Pepco Settling Party from breaches of the Assumed APSA, the Back-to-Back Arrangement (if assumed pursuant to Section 5(c)), or an Other Assumed Agreement occurring after the date of this Agreement, (ii) existing claims under the Assumed APSA, the Back-to-Back Arrangement, or an Other Assumed Agreement that are not within the Knowledge of the Mirant Settling Parties, (iii) existing obligations under the Assumed APSA, the Back-to-Back Arrangement (if assumed pursuant to Section 5(c)), or an Other Assumed Agreement for which the Pepco Settling Parties are not in default (or which the Pepco Settling Parties have not failed to perform when due) as of the date of this Agreement or (iv) if the Back-to-Back Arrangement is rejected, obligations arising under the Back-to-Back Arrangement prior to the Rejection Time or with respect to energy, capacity or other services delivered during periods after July 14, 2003, and before the Rejection Time for which the Pepco Settling Parties are not in default (or which the Pepco Settling Parties have not failed to perform when due) as of the date of this Agreement, which obligations shall survive the rejection and termination of the Back-to-Back Arrangement as provided in Section 2(a)(ix), including Pepco's obligation to remit to MPP any payments that Pepco may recover from Ohio Edison Company upon resolution of the dispute regarding whether Ohio Edison Company is required to provide credits against certain reservation charges that Pepco paid from April through December 2005. The Released Claims Against Pepco shall not include any claim for breach of this Agreement.

(c)   The Mirant Settling Parties represent and warrant that, to their Knowledge and as of the date of this Agreement, one or more of the Mirant Settling Parties is the only owner of the Released Claims Against Pepco, that such Released Claims Against Pepco have not been assigned, encumbered or transferred, and that the Mirant Settling Parties have unqualified authority, by the signatories immediately below, to release the same.

(d)   Each of the Mirant Settling Parties represents and warrants that, to its Knowledge and as of the date of this Agreement, no Affiliate of any Mirant Settling Party, other than another Mirant Settling Party, holds any claims, demands, actions, or causes of action against any Pepco Settling Party or any of their respective Affiliates.

(e)   The Mirant Settling Parties represent and warrant that, upon the Effective Date, this Agreement effects a full, complete and final settlement, satisfaction and extinguishment of the Released Claims Against Pepco.

(f)   In entering into and executing this Agreement, the Mirant Settling Parties have not relied upon any statement or representation pertaining to this matter made by any representative, agent or employee of the Pepco Releasees, or any person, firm, organization or corporation hereby released, or by any person or persons representing them that is not set forth herein; but the Mirant Settling Parties have consulted with attorneys of their own independent choosing and have determined this settlement is in their best interest.

(g)　　The Mirant Settling Parties represent and warrant that, except for the approvals described in Section 5(a): they have full power to execute, deliver and perform this Agreement; this Agreement has been duly authorized, executed and delivered by or on behalf of the Mirant Settling Parties and constitutes the valid and binding obligation of the Mirant Settling Parties; and the execution, delivery and performance of this Agreement by or on behalf of the Mirant Settling Parties requires no consent, approval or authorization by or filing with any third party or governmental authority (other than any of the foregoing which has been obtained or made) and does not and will not (with notice, the passage of time or both) contravene or violate any agreement or commitment binding upon the Mirant Settling Parties or any provision of applicable law.

(h)　　Except for such defaults or failures to perform that are Released Claims Against Pepco or postpetition amounts incurred and payable in the ordinary course of business that are not past due, the Mirant Settling Parties represent and warrant that, to their Knowledge and as of the date of this Agreement, the Pepco Settling Parties are not in default of and have not failed to perform (i) any obligation owed to any Mirant Settling Party under the Assumed APSA, (ii) any obligation owed to any Mirant Settling Party under the Back-to-Back Arrangement, (iii) any obligation owed to any Mirant Settling Party under any Other Assumed Agreement or any obligation arising under such Other Assumed Agreement, or (iv) any obligation owed to any Mirant Settling Party under the SMECO Agreements or any obligation arising under the SMECO Agreements. The Mirant Settling Parties further represent and warrant that, to their Knowledge and as of the date of this Agreement, the Mirant Settling Parties are not aware of any claim, defense or other matter that could have been asserted by the Mirant Settling Parties in the Case and/or in any litigation related to, resulting from, or arising out of the Case that was not so asserted.

(i)　　Except for such defaults or failures to perform that are Released Claims Against Mirant or postpetition amounts incurred and payable in the ordinary course of business that are not past due, the Mirant Settling Parties represent and warrant that, to their Knowledge and as of the date of this Agreement, the Mirant Settling Parties are not in default of and have not failed to perform (i) any material obligation owed to any Pepco Settling Party under the APSA, (ii) any material obligation owed to any Pepco Settling Party under the Back-to-Back Arrangement, (iii) any material obligation owed to any Pepco Settling Party under any Other Assumed Agreement or any material obligation arising under such Other Assumed Agreement, or (iv) any material obligation owed to SMECO under the SMECO Agreements or any material obligation arising under the SMECO Agreements. The Mirant Settling Parties further represent and warrant that, to their Knowledge and as of the date of this Agreement, the Mirant Settling Parties are not aware of any claim, defense or other matter that could have been asserted by the Pepco Settling Parties in the Case and/or in any litigation related to, resulting from, or arising out of the Case that was not so asserted.

(j)　　Effective as of the Effective Date and for and in consideration of the terms of this Agreement, Old Mirant, the Plan Trustees, the MC Plan Trust, and the estate of the MC Plan Trust do hereby compromise, settle and fully release and forever discharge the Pepco Settling Parties of and from any and all claims, demands, actions, or causes of action which Old Mirant, the Plan Trustees, the MC Plan Trust, and the estate of the MC Plan Trust may now have, own, or hold for relief, compensation, damages, losses, or remedy of any kind or character against the Pepco Settling Parties. This release shall not affect in any way the treatment of Pepco's Class 3 Claim in accordance with the other provisions of this Agreement or the obligations of the Pepco Settling Parties under the other provisions of this Agreement.

5.   **CONDITIONS PRECEDENT TO THE EFFECTIVE DATE; EFFORTS TO CAUSE THE EFFECTIVE DATE TO OCCUR; SHARE PRICE TRIGGER; PERFORMANCE PENDING APPEAL**.

(a)   The "Effective Date" means and shall be the date as of which, and shall be conditioned upon, each of the following having occurred: the Applicable Court shall have entered an order or orders pursuant to Rule 9019 of the Federal Rules of Bankruptcy Procedure approving this Agreement, all Exhibits and Schedules attached hereto, the SMECO Settlement, and all transactions contemplated hereby and thereby, and such order or orders shall not materially modify or amend the transactions contemplated by this Agreement and the Exhibits and Schedules hereto or the SMECO Settlement (such orders, collectively, the "Approval Order"), each of which Approval Order, as proposed to the Applicable Court and entered by the Applicable Court, shall be satisfactory to Pepco and New Mirant and entered pursuant to a motion acceptable to Pepco and New Mirant and shall have become a Final Order.

(b)   Each of the Mirant Settling Parties and the Pepco Settling Parties shall use commercially reasonable efforts to cause the Effective Date to occur promptly, including using commercially reasonable efforts to obtain, on an expedited basis, approval of this Agreement pursuant to Rule 9019 of the Federal Rules of Bankruptcy Procedure by the Applicable Court. In addition, each of the Pepco Settling Parties and the Mirant Settling Parties shall support this Agreement in any communications, whether oral or written, as to the matters that are the subject of this Agreement with any court of competent jurisdiction, FERC, the Public Service Commission of Maryland, the Public Service Commission of the District of Columbia, the People's Counsel for the State of Maryland, the People's Counsel for the District of Columbia, and all other applicable regulatory agencies.

(c)   Notwithstanding anything herein to the contrary, prior to the Election Termination Date, if a Share Price Trigger occurs, New Mirant may elect, by giving Pepco written notice by the tenth business day after the first occurrence of a Share Price Trigger, that the Back-to-Back Arrangement not be rejected and terminated. If New Mirant so elects, then (i) Section 2(a)(ix) will be void and of no effect, (ii) pursuant to Section 365 of the Bankruptcy Code and Section 14.5 of the Debtors' Plan, Old Mirant will assume the Back-to-Back Arrangement and assign the Back-to-Back Arrangement to MPP effective as of the Effective Date, (iii) MPP will accept the assignment of the Back-to-Back Arrangement, cure all defaults under the Back-to-Back Arrangement (other than defaults that constitute Released Claims Against Mirant) and agree to discharge and otherwise perform when due, without recourse against Pepco, all obligations and liabilities due to or for the benefit of Pepco thereunder (other than obligations that constitute Released Claims Against Mirant), (iv) New Mirant shall unconditionally guaranty MPP's performance of all obligations due to or for the benefit of Pepco under the Back-to-Back Arrangement pursuant to, and on or prior to the Effective Date shall enter into, a guaranty agreement substantially in the form attached hereto as Exhibit 2(a)(iv), (v) only MPP, and New Mirant as guarantor, shall have any obligations under the Back-to-Back Arrangement, and the other Mirant Settling Parties will have no liability with respect to the Back-to-Back

Arrangement, (vi) the Pepco Distribution Amount shall be reduced to Seventy Million Dollars ($70,000,000), (vii) only the portion of the Pepco Distribution Amount allocable to the Pre-Petition Claim and any interest payable pursuant to Section 5(f) shall be paid in Pepco Shares and the balance of the Pepco Distribution Amount shall be paid in cash, (viii) the provisions of Sections 2(b)(ii) and 2(b)(iii) shall apply to the liquidation of the Pepco Shares distributed on account of Pepco's Class 3 Claim, provided that there shall be only a single distribution of Pepco Shares, in an amount reasonably anticipated to produce aggregate proceeds equal to the Pepco Distribution Amount when liquidated and combined with the cash payment, unless the Pepco Shares to be distributed on account of the Pepco Distribution would equal or exceed a five percent (5%) voting interest in New Mirant, in which case there shall be two distributions of Pepco Shares as provided in Section 2(b)(ii), (ix) the Pepco Distribution Amount shall be allocated to claims asserted by Pepco in accordance with Section 2(b)(iv)(2), (x) except for the Pepco Distribution, as modified pursuant to this Section 5(c), Pepco shall not be entitled to any distribution under the Debtors' Plan with respect to Pepco's Class 3 Claim and (xi) in all other respects, this Agreement shall remain in full force and effect. If New Mirant does not timely elect that the Back-to-Back Arrangement not be rejected and terminated as provided in the first sentence of this Section 5(c) following the first occurrence of a Share Price Trigger, then Mirant shall be deemed to have waived any right to make such election and this Section 5(c) will be void and of no effect.

(d)   If the Approval Order is appealed, the Mirant Settling Parties shall continue to perform all of their obligations under the APSA, the Back-to-Back Arrangement, the Other Assumed Agreements, the SMECO Agreements, and the Assumption/Assignment Agreements in accordance with the provisions of Sections 14.5 and 14.8 of the Debtors' Plan until the Approval Order becomes a Final Order or there is a Final Order allowing the Mirant Settling Parties to cease performance of those obligations.

(e)   If the Approval Order is appealed, New Mirant shall pay to Pepco the sum of Seventy Million Dollars ($70,000,000) on account of the Pepco Distribution, which payment (i) shall be made on the third business day after the ninth day after the entry of the Approval Order if the Approval Order is not stayed pending appeal, or within five (5) business days after the expiration of the stay if the Approval Order is stayed pending appeal, and (ii) shall be allocated to claims asserted by Pepco in accordance with Section 2(b)(iv)(2) (the "Advance Payment"). If the Approval Order becomes a Final Order, (1) New Mirant shall distribute Pepco Shares to Pepco in accordance with the provisions of Section 2(b)(ii) as if the Advance Payment had not been made, (2) Pepco shall liquidate the Pepco Shares in accordance with the provisions of Section 2(b)(ii), and (iii) the Advance Payment shall be included as a cash payment made to Pepco on account of the Pepco Distribution in the calculation of any Shortfall Payment or Excess Payment.

(f)   If (i) the Approval Order is appealed and is stayed pending appeal and (ii) the Advance Payment is not made by the third business day after the ninth day after entry of the Approval Order, the Pepco Distribution Amount shall be increased by an amount equal to four percent (4%) per annum simple interest on $70,000,000.00, calculated from the date of entry of the Approval Order to the date of Pepco's receipt of $70,000,000 pursuant to Section 5(e).

(g)   Further, if (i) the Approval Order becomes a Final Order, either after an appeal or otherwise and (ii) the Back-to-Back Arrangement is not assumed pursuant to Section 5(c),

Pepco, within two (2) business days after receiving the full consideration due to Pepco under this Agreement on account of the Pepco Distribution, shall pay MPP an amount equal to the aggregate amount of any payments made by the Mirant Settling Parties on account of the Back-to-Back Arrangement for energy, capacity or other services delivered after May 31, 2006, less any portion of such amount credited against the Shortfall Payment pursuant to Section 2(b)(iii)(2).

6.   **PREVIOUSLY SETTLED CLAIMS AND OTHER AGREEMENTS**. Nothing in this Agreement affects previously settled claims between the Pepco Settling Parties and their subsidiaries and affiliates and the Mirant Settling Parties and their respective subsidiaries and affiliates, including, but not limited to, (a) the Amended Settlement Agreement and Release among Pepco, MRAEM, and Old Mirant, dated as of October 24, 2003, and approved by the Bankruptcy Court on November 19, 2003, or any agreement entered into in connection therewith or contemplated thereby (the "TPA Settlement"), (b) the Settlement Agreement and Release among Pepco and Old Mirant, dated as of October 14, 2005, and approved by the Bankruptcy Court on November 23, 2005, or any agreement entered into in connection therewith or contemplated thereby, (c) the Stipulation for Allowance of General Unsecured Claim of Substation Test Company, dated June 15, 2005, or any agreement entered into in connection therewith or contemplated thereby, and (d) the Stipulation for Allowance of General Unsecured Claim of W.A. Chester, LLC, dated July 15, 2005, or any agreement entered into in connection therewith or contemplated thereby. Further, nothing in this Agreement modifies other executory contracts or unexpired leases that were not executed in connection with or as a result of the APSA, including, but not limited to, any agreements between Potomac Energy Services, Inc. and a Mirant Settling Party or an Affiliate of a Mirant Settling Party, provided that each such other executory contract or unexpired lease shall be assumed, or assumed and assigned, and performed by the Mirant Settling Party identified next to the name of such agreement in Schedule 2(a)(v) as the Mirant Settling Party that will remain liable for the obligations under the agreement, as specified in Section 2(a)(v)

7.   **TERMINATION**.

(a)   Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated (or shall terminate, in the case of clause (iii) below) as follows:

(i)   at any time prior to entry of the Approval Order, by the mutual written consent of each of Pepco and New Mirant;

(ii)   by Pepco, if on or before the fourteenth day after the Pepco Settling Parties' execution of this Agreement, Pepco gives New Mirant written notice that it believes, in its sole discretion, that any applicable regulatory agency opposes Pepco's consummating the transactions contemplated by this Agreement and/or the agreements to be entered into pursuant hereto;

(iii)   prior to the Effective Date, automatically if any material term or provision of this Agreement is found by a final, non-appealable judicial order in any proceeding in any jurisdiction to be invalid or unenforceable;

(iv)   prior to the Effective Date, by Pepco, in the event of any material breach by any of the Mirant Settling Parties of any of their covenants, representations or warranties contained herein and the failure of such Mirant Settling Party to cure such breach within five days after receipt of written notice from Pepco requesting such breach to be cured; or

(v)   prior to the Effective Date, by New Mirant, in the event of any material breach by any of the Pepco Settling Parties of any of their covenants, representations or warranties contained herein and the failure of such Pepco Settling Party to cure such breach within five days after receipt of written notice from New Mirant requesting such breach to be cured.

(b)   If either Pepco or New Mirant desires to terminate this Agreement under Section 7(a), the party so desiring such termination shall give written notice of such termination to each of the other parties to this Agreement.

(c)   In the event that this Agreement shall be terminated pursuant to this Section 7, Pepco shall repay any Advance Payment made to Pepco, with simple interest at four percent (4%) per annum from the date the Advance Payment was paid to the date of repayment, within five (5) business days of the termination, and all other obligations under this Agreement shall be terminated and of no further force or effect without further action by any party hereto and without liability of any party hereto to the others, provided that (i) the foregoing shall not relieve any party in breach of this Agreement at the time of such termination from liability in respect of such breach, and (ii) the following Sections shall survive termination of this Agreement: Section 6 (excluding the the proviso in the last sentence thereof), this Section 7(c), Section 8, Section 10(b), Section 10(c) and Section 10(g) through 10(i). In addition, upon termination of this Agreement, no rights or obligations, nor any claims or defenses, of the Pepco Settling Parties or the Mirant Settling Parties existing prior to the date of this Agreement, including, without limitation, the obligations of any of the Mirant Settling Parties or the Pepco Settling Parties under the APSA, the Back-to-Back Arrangement, the Other Assumed Agreements, or the SMECO Agreements, will be prejudiced, compromised, discharged or otherwise affected in any way, and all shall exist as if this Agreement had never been executed, and, in such event, neither this Agreement nor any negotiations or writings in connection with this Agreement shall in any way be construed as or deemed to be evidence of or an admission on behalf of any party hereto regarding any claim or right that such party may have against another party hereto.

8.   **INDEMNIFICATION**.

(a)   In addition to any other rights and remedies the Mirant Releasees may have at law or by agreement, Pepco shall hold harmless and indemnify the Mirant Releasees from and against, and shall compensate and reimburse the Mirant Releasees on demand for, any and all loss, damage, injury, claim, demand, settlement, judgment, award, fine, penalty, fee (including any reasonable legal fee, reasonable expert fee, reasonable accounting fee or reasonable advisory fee), charge, cost (including any reasonable cost of investigation) and/or expense, which is suffered or incurred by any of the Mirant Releasees or to which any of the Mirant Releasees may otherwise become subject at any time and which arises directly from or directly as a result of: (i) the breach of any representation or warranty made by the Pepco Settling Parties in this Agreement, or (ii) the breach of any covenant or agreement of the Pepco Settling Parties contained in this Agreement; provided that nothing in this Section 8(a) shall be construed as imposing upon Pepco any obligation to hold harmless or indemnify the Mirant Releasees with respect to rights or obligations arising under the APSA, the Back-to-Back Arrangement, an Other Assumed Agreement or a SMECO Agreement.

(b)   In addition to any other rights and remedies the Pepco Releasees may have at law or by agreement, New Mirant shall hold harmless and indemnify the Pepco Releasees from and against, and shall compensate and reimburse the Pepco Releasees on demand for, any and all loss, damage, injury, claim, demand, settlement, judgment, award, fine, penalty, fee (including any reasonable legal fee, reasonable expert fee, reasonable accounting fee or reasonable advisory fee), charge, cost (including any reasonable cost of investigation), and/or expense, which is suffered or incurred by any of the Pepco Releasees or to which any of the Pepco Releasees may otherwise become subject at any time and which arises directly from or directly as a result of: (i) the breach of any representation or warranty made by any of the Mirant Settling Parties in this Agreement or the New Mirant Guaranty, or (ii) the breach of any covenant or agreement of the Mirant Settling Parties contained in this Agreement or the New Mirant Guaranty; provided that nothing in this Section 8(b) shall be construed as imposing upon New Mirant any obligation to hold harmless or indemnify the Pepco Releasees with respect to rights or obligations arising under the APSA, the Back-to-Back Arrangement, an Other Assumed Agreement or a SMECO Agreement.

9.   **RELATIONSHIP TO DEBTORS' PLAN.** This Agreement is intended to resolve disputes existing between the parties regarding the assumption or rejection of the APSA, the Back-to-Back Arrangement, and certain other agreements. These disputes resulted in the inclusion of Sections 14.5 and 14.8 in the Debtors' Plan. The parties intend this Agreement to resolve fully those disputes, and, therefore, as of the Effective Date, all portions of the Debtors' Plan and the Bankruptcy Court's December 9, 2005, order confirming the Debtors' Plan relating to or concerning the matters addressed by this Agreement, including Sections 14.5 and 14.8 of the Debtors' Plan, are moot and no longer have any application. To the extent that there are any inconsistencies or discrepancies between this Agreement and the Debtors' Plan, or the Bankruptcy Court order approving the Debtors' Plan, the terms of this Agreement shall control.

10.   **MISCELLANEOUS**.

(a)   This Agreement may be amended, assigned, modified or supplemented only by written agreement executed by the Mirant Settling Parties and the Pepco Settling Parties.

(b)   All disputes relating to or arising out of this Agreement shall be governed by the laws of the District of Columbia, excluding its choice-of-law rules. The United States District Court for the District of Columbia shall have jurisdiction over any suit, action, or other proceeding pertaining to or arising out of the terms and application of this Agreement or, if any such suit, action or proceeding may not be brought in the United States District Court for the District of Columbia for jurisdictional reasons, the Superior Court for the District of Columbia shall have jurisdiction over any such suit, action or proceeding.

(c)   Except as expressly provided herein, this Agreement shall not create any third party beneficiary rights in any person and shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

(d)   Except as expressly set forth herein, none of the provisions of the Assumed APSA, the Back-to-Back Arrangement (if assumed pursuant to Section 5(c)), any Other Assumed Agreement or any SMECO Agreement, including, without limitation, the Assumed Obligations of New Mirant, MPP, or each Mirant Settling Party that is a party to the Assumed APSA, an Other Assumed Agreement or a SMECO Agreement and the Retained Liabilities of Pepco as set forth in the Assumed APSA, shall be deemed to be amended, modified or otherwise changed by this Agreement or the transactions contemplated hereby.

(e)   This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement and understanding of the parties with respect to the settlement and releases contemplated herein and supersedes all prior agreements and understandings, written or oral, between the parties with respect to such settlement and releases.

(f)   The recitals in this Agreement constitute an integral part of the agreement of the parties and are legally binding to the same extent as if the same were set forth in a section of this Agreement.

(g)   This Agreement uses the words "herein," "hereof," and "hereunder" and words of similar import to refer to this Agreement as a whole and not to any provision of this Agreement, and the words "Section," "Schedule," and "Exhibit" refer to Sections of, and Schedules and Exhibits to, this Agreement unless otherwise specified.

(h)   Whenever the context so requires, the singular number includes the plural and vice versa, and a reference to one gender includes the other gender and the neuter.

(i)   Except where the context otherwise requires, the word "including" (and, with correlative meaning, the word "include") means including without limiting the generality of any description preceding that word, and the words "shall" and "will" are used interchangeably and have the same meaning.

(j)   All references to "$" or "dollars" are to U.S. dollars.

(k)   All notices required or permitted under this Agreement must be in writing and will be deemed to be delivered and received (i) when actually received by the party to whom notice is sent if personally delivered, (ii) when sent by facsimile (with electronic confirmation of successful transmission) before 5:00 p.m. Eastern Prevailing Time on a business day with a copy of such facsimile sent to the recipient by reputable overnight courier service (charges prepaid) on the same day, or (iii) one business day after being sent to the recipient by reputable overnight courier service (charges prepaid), in each case addressed to the appropriate party or parties, at the address of such party or parties set forth below (or at such other address as such party may designate by written notice to all other parties in accordance with this Section 10(k)):

If to Pepco or any of the other Pepco Settling Parties:

Pepco Holdings, Inc.
701 Ninth Street NW
Suite 1100
Washington, DC 20068
Attn: General Counsel

With a copy, which shall not constitute notice, to:

Jonathan P. Guy
Orrick, Herrington & Sutcliffe LLP
3050 K Street, NW
Washington, DC 20007

If to New Mirant or any of the other Mirant Settling Parties:

Mirant Corporation
1155 Perimeter Center West
Suite 100
Atlanta, GA 30338-5416
Attn: General Counsel

With a copy, which shall not constitute notice, to

Craig Averch
White & Case LLP
633 W. 5th Street, Suite 1900
Los Angeles, CA 90071-2007

(l)   The claims and distribution rights provided for in this Agreement shall not be subject to reconsideration under Section 502(j) of the Bankruptcy Code, Rule 3008 of the Federal Rules of Bankruptcy Procedure or any other applicable law. Except as provided in the Agreement, any and all Released Claims Against Mirant are expunged and disallowed in their entirety and shall not be asserted in any forum, and such disallowed claims shall not be subject to reconsideration under Section 502(j) of the Bankruptcy Code, Rule 3008 of the Federal Rules of Bankruptcy Procedure or any other applicable law.

(m)   This Agreement may be executed in any number of counterparts, each of which, when executed, will be deemed an original and all of which together will be deemed to be one and the same instrument.   This Agreement may be executed by a signature delivered electronically by facsimile or by the use of Adobe portable document format, which shall be deemed the same as an original signature.

(n)   From time to time after the date of this Agreement until the completion of the transactions contemplated by this Agreement, each of the parties hereto (other than Old Mirant and the MC Plan Trust) shall execute and deliver such documents and provide such assurances and take such actions, as any other party may reasonably request in order to consummate or more effectively to consummate the transactions contemplated hereby, including without limitation the entry by Pepco into the Liquidation Agreement and the consummation of the transactions contemplated thereby.

(o)   Each of the Pepco Settling Parties and the Mirant Settling Parties acknowledges that (i) this Agreement is the result of negotiations among the parties, and has been reviewed by each party and its counsel, and (ii) all parties contributed to the drafting of this Agreement. Accordingly, this Agreement shall be deemed the product of each party, and no ambiguity shall be construed in favor of or against any party on the basis that it was the drafter of the Agreement.

(p)   This Agreement is a settlement of disputed claims and other matters. In executing this Agreement, no party is admitting any liability with respect to any of the claims against it released in this Agreement or any other matter addressed herein. Neither this Agreement, nor any act performed or document executed pursuant to this Agreement is or may be deemed to be, or may be used by a Mirant Settling Party or a Pepco Settling Party as, an admission of, or evidence of, the validity of any released claim.

(q)   This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Mirant Settling Party without the prior written consent of Pepco or by any Pepco Settling Party without the prior written consent of New Mirant.

IN WITNESS WHEREOF, the Mirant Settling Parties and the Pepco Settling Parties have caused this Settlement Agreement and Release to be signed by their respective duly authorized officers or representatives as of the date set forth above.

POTOMAC ELECTRIC POWER COMPANY

By   /s/ KIRK J. EMGE

Name: Kirk J. Emge
   Title: General Counsel

CONECTIV ENERGY SUPPLY, INC.

By   /s/ W. H. SPENCE

Name: W. H. Spence
   Title: President

PEPCO ENERGY SERVICES, INC.

By   /s/ JOHN HUFFMAN

Name: John Huffman
   Title: COO

PEPCO GAS SERVICES, INC.

By   /s/ JOHN HUFFMAN

Name: John Huffman
   Title: COO

PEPCO HOLDINGS, INC.

By   /s/ KIRK J. EMGE

Name: Kirk J. Emge
   Title: Vice President

POTOMAC CAPITAL INVESTMENT
CORPORATION

By   /s/ KEVIN McGOWAN

Name: Kevin McGowan
  Title: President & CEO

MIRANT CORPORATION

By   /s/ HUGH DAVENPORT

Name: Hugh Davenport
  Title: Senior Vice President

MIRANT POWER PURCHASE, LLC

By   /s/ ROBERT DRISCOLL

Name: Robert Driscoll
  Title: Chief Operating Officer

MC 2005, LLC

By   MC PLAN TRUST, SOLE MEMBER
    /s/ JOSEPH A. PARDO, CO-TRUSTEE

Name: Joseph A. Pardo
  Title: Co-Trustee

MIRANT MID-ATLANTIC, LLC

By   /s/ ROBERT DRISCOLL

Name: Robert Driscoll
  Title: President and Chief Executive Officer

MIRANT POTOMAC RIVER, LLC

By   /s/ ROBERT DRISCOLL

Name: Robert Driscoll
  Title: President and Chief Executive Officer

MIRANT CHALK POINT, LLC

By   /s/ ROBERT DRISCOLL

Name: Robert Driscoll
   Title: President and Chief Executive Officer

MIRANT PINEY POINT, LLC

By   /s/ ROBERT DRISCOLL

Name: Robert Driscoll
   Title: President and Chief Executive Officer

MIRANT MD ASH MANAGEMENT, LLC

By   /s/ ROBERT DRISCOLL

Name: Robert Driscoll
   Title: President and Chief Executive Officer

MIRANT ENERGY TRADING, LLC

By   /s/ ROBERT DRISCOLL

Name: Robert Driscoll
   Title: Chief Operating Officer

MIRANT SERVICES, LLC

By   /s/ HUGH DAVENPORT

Name: Hugh Davenport
   Title: Vice President

"MC PLAN TRUST"

By   /s/ JOSEPH A. PARDO

Name: Joseph A. Pardo
   Title: Co-Trustee

LIST OF SCHEDULES AND EXHIBITS

<u>Schedules</u>

Schedule 1	Definitions
Schedule 2(a)(v)	Other Assumed Agreements
Schedule 2(c)	Adversary Proceedings and Contested Matters

<u>Exhibits</u>

Exhibit 2(a)(iv)	Form of New Mirant Guaranty
Exhibit 2(d)	Form of Request for Stay

Schedule 1

When used in the Agreement, the following terms shall have the following meanings.

1. "Advance Payment" has the meaning set forth in Section 5(e).

2. "Affiliate" means, with respect to any Person, all Persons that would fall within the definition assigned to such term in Section 101(2) of the Bankruptcy Code, if such Person was a debtor in a case under the Bankruptcy Code.

3. "Agreement" has the meaning set forth in the first paragraph.

4. "Ancillary Agreements" has the meaning set forth for such term in the APSA.

5. "Applicable Court" means such court of competent jurisdiction, as determined, designated or agreed to by the United States District Court for the Northern District of Texas.

6. "Approval Order" has the meaning set forth in Section 5(a).

7. "APSA" has the meaning set forth in the first Whereas provision.

8. "Assumed APSA" has the meaning set forth in Section 2(a)(i).

9. "Assumed Obligations" has the meaning set forth for such term in the APSA.

10. "Auctioned Assets" has the meaning set forth for such term in the APSA.

11. "Assumption/Assignment Agreements" has the meaning set forth for such term in Section 2(a)(x).

12. "Back-to-Back Arrangement" has the meaning set forth in the second Whereas provision.

13. "Bankruptcy Code" means title 11 of the United States Code.

14. "Bankruptcy Court" has the meaning set forth in the eleventh Whereas provision.

15. "Case" has the meaning set forth in the eleventh Whereas provision.

16. "Debtors" has the meaning set forth in the eleventh Whereas provision.

17. "Debtors' Plan" has the meaning set forth in the fourteenth Whereas provision.

18. "December 11, 2000 Agreement" has the meaning set forth in the fifth Whereas provision.

19.   "District Court" has the meaning set forth in the thirteenth Whereas provision.

20.   "Effective Date" has the meaning set forth in Section 5(a).

21.   "Election Termination Date" means the date that New Mirant instructs its transfer agent, pursuant to Section 2(b)(ii), to cause Pepco to receive the First Distribution.

22.   "Excess Payment" has the meaning set forth in Section 2(b)(iii).

23.   "FCC Agreement" has the meaning set forth in the sixth Whereas provision.

24.   "FERC" has the meaning set forth in Section 2(e)(i).

25.   "Fifth Circuit" has the meaning set forth in Section 2(d).

26.   "Final Order" means (a) an order or judgment of the Bankruptcy Court or any other court or adjudicative body as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending, or (b) in the event that an appeal, writ of certiorari, reargument, or rehearing thereof has been sought, such order of the Bankruptcy Court or any other court or adjudicative body shall have been affirmed by the highest court to which such order was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired; provided, that no order shall fail to be a Final Order solely because of the possibility that a motion pursuant to Section 502(j) of the Bankruptcy Code, Rule 59 or Rule 60 of the Federal Rules of Civil Procedure or Bankruptcy Rule 9024 may be filed with respect to such order.

27.   "First Distribution" has the meaning set forth in Section 2(b)(ii).

28.   "Knowledge," when used with respect to any party hereto, means the actual knowledge, as of or before the date of the Agreement, of a member of senior management of such party, including any officer at the Vice President or higher level.

29.   "LASA" has the meaning set forth in Section 2(b)(iv).

30.   "Liquidation Agreement" has the meaning set forth in Section 2(b)(ii).

31.   "MC Plan Trust" means the trust established pursuant to the terms of that certain Plan Trust Declaration dated as of January 3, 2006, by and among the Debtors and the Plan Trustees.

32.   "Mirant Entities" has the meaning set forth in the ninth Whereas provision.

33.   "Mirant Potomac" has the meaning set forth in Section 2(b)(iv)

34.   "Mirant Releasees" has the meaning set forth in Section 3.

35.   "Mirant Settling Parties" has the meaning set forth in the first paragraph.

36.   "MPP" has the meaning set forth in the first paragraph.

37.   "MRAEM" has the meaning set forth in the seventh Whereas provision.

38.   "MRAREM" has the meaning set forth in the nineteenth Whereas provision.

39.   "New Mirant" has the meaning set forth in the first paragraph.

40.   "New Mirant Guaranty" means the guaranty executed by New Mirant pursuant to Sections 2(a)(iv), 2(a)(vi) and 2(a)(viii).

41.   "Other Assumed Agreements" has the meaning set forth in Section 2(a)(v).

42.   "Old Mirant" has the meaning set forth in the first paragraph.

43.   "Other Mirant Entities" has the meaning set forth in the fifth Whereas provision.

44.   "Panda PPA" has the meaning set forth in the third Whereas provision.

45.   "Pepco" has the meaning set forth in the first paragraph.

46.   "Pepco Distribution" has the meaning set forth in Section 2(b)(i).

47.   "Pepco Distribution Amount" has the meaning set forth in Section 2(b)(i).

48.   "Pepco Releasees" has the meaning set forth in Section 4.

49.   "Pepco's Class 3 Claim" has the meaning set forth in Section 2(b)(i).

50.   "Pepco Settling Parties" has the meaning set forth in the first paragraph.

51.   "Pepco Shares" has the meaning set forth in Section 2(b)(i).

52.   "Person" means an individual, corporation, partnership, limited liability company, joint venture, trust, estate, unincorporated association, unincorporated organization, governmental entity, or political subdivision thereof, or any other entity.

53.   "Plan Trustees" means Mr. Auren Primack, Phoenix Advisors, LLC, and Kurtzman Carson Consultants LLC in their capacity as trustees of the MC Plan Trust.

54.   "Pre-Petition Claim" has the meaning set forth in the twelfth Whereas provision.

55.   "Rejection Time" has the meaning set forth in Section 2(a)(ix).

56.   "Released Claims Against Mirant" has the meaning set forth in Section 3(a).

57.   "Released Claims Against Pepco" has the meaning set forth in Section 4(a).

58.   "Retained Liabilities" has the meaning set forth for such term in the APSA.

59.   "Second Distribution" has the meaning set forth in Section 2(b)(ii).

60.   "Share Price Trigger" means that, for four business days in a twenty consecutive business day period, the closing price of shares of New Mirant common stock (adjusted for any stock splits occurring after the date of the Agreement), as reported by the New York Stock Exchange, is less than Sixteen Dollars ($16.00) per share.

61.   "Shortfall Payment" has the meaning set forth in Section 2(b)(iii).

62.   "Site Lease" has the meaning set forth in the sixth Whereas provision.

63.   "SMECO" has the meaning set forth in the sixth Whereas provision.

64.   "SMECO Agreements" has the meaning set forth in the sixth Whereas provision.

65.   "SMECO Settlement" shall mean a settlement agreement and release between (a) SMECO and (b) New Mirant, Old Mirant, Mirant Mid-Atlantic, LLC, Mirant Potomac, Mirant Chalk Point, LLC, Mirant Piney Point, LLC, Mirant MD Ash Management, LLC, and the MC Plan Trust with respect to the SMECO Agreements.

66.   "TPA Settlement" has the meaning set forth in Section 6.

Schedule 2(a)(v)

Schedule of Assumed, or Assumed and Assigned, Executory Contracts and Unexpired Leases

Original Mirant Party	**Counterparty**	**Contract Name/Description**	**Mirant Settling Party to Remain or Become Liable for Obligations of Original Mirant Party**
Mirant Potomac River, LLC	The Bank of New York, as trustee	Non-Disturbance and Attornment Agreement by and between The Bank of New York, as trustee, and Southern Energy Potomac River, LLC dated 12/19/2000	Mirant Potomac River, LLC
MRAEM, LP	Conectiv Energy Supply, Inc.	Incoming Parent Guaranty by and between Mirant Americas Energy Marketing, LP, Conectiv Energy Supply, Inc. (Counterparty), and Pepco Holdings, Inc. (Guarantor) in the amount of $15,000,000 effective 5/16/2003	Mirant Energy Trading, LLC
MRAEM, LP	Pepco Energy Services, Inc.	Incoming Parent Guaranty by and between Mirant Americas Energy Marketing, LP, Pepco Energy Services, Inc. (Counterparty), and Pepco Holdings, Inc. (Guarantor) in the amount of $5,000,000 effective 12/20/2004	Mirant Energy Trading, LLC
MRAREM, LP	Pepco	Electronic Data Interchange Trading Partner Agreement by and between Pepco and Mirant Americas Retail Energy Marketing, LP, dated 1/22/03	Mirant Energy Trading, LLC
Old Mirant	Pepco	Entitlements/Benefits Agreement by and between Pepco and Southern Energy, Inc. dated 12/19/2000	Mirant Power Purchase, LLC
Mirant Potomac River, LLC	Pepco	Interconnection Agreement (Potomac River) by and between Pepco and Southern Energy Potomac River, LLC dated 12/19/2000	Mirant Potomac River, LLC
Mirant Chalk Point, LLC (as successor to Mirant Peaker, LLC)	Pepco	Interconnection Agreement (Chalk Point) by and among Pepco, Southern Energy Chalk Point, LLC, and Southern Energy Peaker, LLC dated 12/19/2000	Mirant Chalk Point, LLC
Mirant Mid-Atlantic, LLC	Pepco	Interconnection Agreement (Dickerson) by and between Pepco and Southern Energy Mid-Atlantic, LLC dated 12/19/2000	Mirant Mid-Atlantic, LLC

Mirant Mid-Atlantic, LLC	Pepco	Interconnection Agreement (Morgantown) by and between Pepco and Southern Energy Mid-Atlantic, LLC dated 12/19/2000	Mirant Mid-Atlantic, LLC
Mirant Potomac River, LLC	Pepco	Local Area Support Agreement by and between Pepco and Southern Energy Potomac River, LLC dated 12/19/2000	Mirant Potomac River, LLC
Mirant Potomac River, LLC	Pepco	Site Lease Agreement by and between Pepco and Southern Energy Potomac River, LLC dated 12/19/2000	Mirant Potomac River, LLC
MRAREM, LP	Pepco	Supplier Coordination Agreement by and between Pepco and Mirant Americas Retail Energy Marketing, LP, dated 1/22/2003	Mirant Energy Trading, LLC
Mirant Chalk Point, LLC; Mirant Piney Point, LLC	Pepco	Easement, License and Attachment Agreement (Chalk Point Station) by and between Southern Energy Chalk Point, LLC, Southern Energy Piney Point, LLC and Pepco dated 12/19/2000	Mirant Chalk Point, LLC; Mirant Piney Point, LLC
Mirant MD Ash Management; Mirant Mid-Atlantic, LLC	Pepco	Easement, License and Attachment Agreement (Dickerson Station) by and between Southern Energy Mid-Atlantic, LLC, Southern Energy MD Ash Management, LLC, and Pepco dated 12/19/2000	Mirant MD Ash Management, LLC; Mirant Mid-Atlantic, LLC
Mirant Mid-Atlantic, LLC; Mirant Piney Point, LLC	Pepco	Easement, License and Attachment Agreement (Morgantown Station) by and between Southern Energy Mid-Atlantic, LLC, Southern Energy Piney Point, LLC, and Pepco dated 12/19/2000	Mirant Mid-Atlantic, LLC; Mirant Piney Point, LLC
Mirant Potomac River, LLC	Pepco	Easement, License and Attachment Agreement (Potomac River) by and between Southern Energy Potomac River, LLC and Pepco dated 12/19/2000	Mirant Potomac River, LLC
Mirant Mid-Atlantic, LLC	Pepco	License Agreement by and between Southern Energy Mid-Atlantic, LLC and Pepco dated 12/19/2000	Mirant Mid-Atlantic, LLC
Old Mirant	Pepco	Stormwater Discharge Agreement by and between Pepco and Southern Energy, Inc. dated 12/19/2000	Mirant Power Purchase, LLC
Mirant MD Ash Management, LLC (as successor to Mirant D.C. O&M, LLC)	Pepco	Operation and Maintenance Agreement for Buzzard Point and Benning Facilities Located in Washington D.C. by and between Pepco and Southern Energy D.C. O&M, LLC dated 12/19/2000	Mirant MD Ash Management, LLC

Mirant Mid-Atlantic, LLC	Pepco	Assignment and Assumption Agreement (SEMA; Bowling; Calvert; FBI; Charles County at Morgantown) by and between Pepco and Southern Energy Mid-Atlantic, LLC dated 12/19/2000	Mirant Mid-Atlantic, LLC
Mirant Mid-Atlantic, LLC	Pepco	Assignment and Assumption Agreement (SEMA: Samuel and Julia Gough (2 leases)) by and between Pepco and Southern Energy Mid-Atlantic, LLC dated 12/19/2000	Mirant Mid-Atlantic, LLC
Mirant MD Ash Management, LLC	Pepco	Assignment and Assumption Agreement (SEAM: Jamison at Westland) by and between Pepco and Southern Energy MD Ash Management, LLC dated 12/19/2000	Mirant MD Ash Management, LLC
Mirant Chalk Point, LLC	Pepco	Assignment and Assumption Agreement (SECP: State of Maryland Dept. of Natural Resources and Maryland Bd. of Public Works) by and between Pepco and Southern Energy Chalk Point, LLC dated 12/19/2000	Mirant Chalk Point, LLC
Mirant Potomac River, LLC	Pepco	Assignment and Assumption Agreement (SEPR: Metricom at Potomac River) by and between Pepco and Southern Energy Potomac River, LLC dated 12/19/2000	Mirant Potomac River, LLC
Mirant Mid-Atlantic, LLC	Pepco	Assignment and Assumption Agreement (SEMA: CNG at Dickerson) by and between Pepco and Southern Energy Mid-Atlantic, LLC dated 12/19/2000	Mirant Mid-Atlantic, LLC
Mirant Piney Point, LLC	Pepco; The Bank of New York	Assignment and Assumption of License Agreement and Easement Agreements (SEPP: Oil Pipeline) by and among Pepco, The Bank of New York and Southern Energy Piney Point, LLC dated 12/19/2000	Mirant Piney Point, LLC
Mirant Piney Point, LLC	Pepco	Assignment and Assumption Agreement (SEPP: Pipeline Permits) by and between Pepco and Southern Energy Piney Point, LLC dated 12/19/2000	Mirant Piney Point, LLC
Mirant Mid-Atlantic, LLC	Pepco	Assignment and Assumption Agreement (SEMA: Railroad Permits) by and between Pepco and Southern Energy Mid-Atlantic, LLC dated 12/19/2000	Mirant Mid-Atlantic, LLC
Mirant Chalk Point, LLC	Pepco	Assignment and Assumption Agreement (SECP: SMECO and Washington Gas Light at Chalk Point) by and between Pepco and Southern Energy Chalk Point, LLC dated 12/19/2000	Mirant Chalk Point, LLC
Old Mirant	Pepco	Three Letter Agreements between Pepco and Southern Energy, Inc. dated 10/23/2000 and 11/21/2000 (relating to the Ryceville-Piney Point Pipeline)	Mirant Power Purchase, LLC

Mirant Services, LLC (as successor to Southern Energy Resources, Inc.) and affiliates of Southern Energy Resources, Inc. as of 12/8/2000	Pepco	Transfer of Assets and Indemnification Agreement by and between Pepco and its affiliates and Southern Energy Resources, Inc. and its affiliates dated 12/8/2000	Mirant Services, LLC
Mirant Mid-Atlantic, LLC	Pepco	Agreement for Continued Availability of Coverage Under Pepco Health Benefits by and between Pepco and Southern Energy Mid-Atlantic, LLC dated 11/2/2000	Mirant Power Purchase, LLC
Old Mirant	Pepco	Letter Agreement between Pepco and Southern Energy, Inc., dated 12/19/2000 (relating to SO2 and NO2 allowances)	Mirant Power Purchase, LLC
Various Mirant Settling Parties, MRAEM or Mirant Mid-Atlantic Services, LLC	Pepco and/or its subsidiaries	Any other executory contract or unexpired lease entered into by a Mirant Settling Party, MRAEM or Mirant Mid-Atlantic Services, LLC with Pepco and/or its subsidiaries, but not including the Assumed APSA, the Back-to-Back Arrangement, the FCC Agreement, the Site Lease, the Assumption/Assignment Agreements, the Guarantee Agreement dated December 19, 2000, or the letter agreement dated December 19, 2000, relating to the unwind agreement for the Panda PPA	Postpetition executory contracts or unexpired leases will be performed by the Mirant Settling Parties party thereto or their successors in interest in accordance with the terms of the contracts or leases. Prepetition executory contracts or unexpired leases will be performed by the Mirant Settling Party that, after the effective date of the Debtors' Plan, owns or leases the assets or facilities to which the executory contract or unexpired lease relates, or, if such contract or lease does not relate to any specific assets or facilities, Mirant Power Purchase, LLC.

Schedule 2(c)

Upon the occurrence of the Effective Date, the Pepco Settling Parties and the Mirant Settling Parties shall cause all pending appeals, adversary actions or other contested matters between or among the parties hereto relating to any claim, demand, action or cause of action released pursuant to Sections 3(a) or 4(a) to be dismissed with prejudice, including, without limitation, the following causes of action:

1.   Mirant Corporation, et al. v. Potomac Electric Power Company,
      Civil Action No. 4:03-CV-00944 (N.D. Tex.)

2.   Mirant Corporation, Mirant Peaker, LLC, and Mirant Chalk Point, LLC v. Southern
      Maryland Electric Cooperative, Inc., and Potomac Electric Power Company,
      Adv. Case No. 04-04073 (Bankr. N.D. Tex.)

3.   Potomac Electric Power Company v. Mirant Corporation, et al.,
      Civil Action No. 4:05-CV-00095 (N.D. Tex.)

4.   Mirant Corporation v. Potomac Electric Power Company, et al.,
      Civil Action No. 4:05-CV-00606 (N.D. Tex.)

5.   Mirant Corporation, et al. v. Southern Maryland Electric Cooperative, Inc., and Potomac
      Electric Power Company,
      Adv. Case No. 05-04258 (Bankr. N.D. Tex.)

6.   Mirant Corporation, et al. v. Potomac Electric Power Company,
      Adv. Case No. 05-04259 (Bankr. N.D. Tex.)

7.   Debtor's Motion (I) Pursuant to 11 U.S.C. § 365 to Assume, Assume and Assign, or
      Reject Certain Agreements with Potomac Electric Power Company; and (II) For
      Disgorgement of Funds Paid Postpetition Under the Back-to-Back Agreement Pursuant
      to 11 U.S.C. §§ 105, 503, and 549,
      Bankr. N.D. Tex., Doc. No. 12405

8.   Motion of Debtors (I) to Reject the Facility and Capacity Credit Agreement and the Site
      Lease with Southern Maryland Electric Cooperative, Inc.; and (II) for Disgorgement of
      Funds Paid Postpetition Pursuant to 11 U.S.C. §§ 105, 503, and 549,
      Bankr. N.D. Tex., Doc. No. 12406

9.   Mirant Corporation, et al. v. Potomac Electric Power Company,
      Civil Action No. 4:05-CV-00810 (N.D. Tex.)

10.   Southern Maryland Electric Cooperative, Inc., and Potomac Electric Power Company v.
      Mirant Peaker, LLC, Mirant Chalk Point, LLC, and Mirant Corporation,
      No. 4:06-CV-00041 (N.D. Tex.)

11.   <u>Mirant Corp., et al. v. Potomac Electric Power Co., et al.</u>,
No. 05-10038 (5th Cir.)

12.   <u>Potomac Electric Power Co. v. Mirant Corp., et al.</u>,
No. 05-10419 (5th Cir.)

Exhibit 2(a)(iv) - Form of New Mirant Guaranty

GUARANTEE AGREEMENT

THIS **GUARANTEE AGREEMENT** (this "**Agreement**"), dated as of _____, 2006, by and between Mirant Corporation, a Delaware corporation ("**Guarantor**"), and Potomac Electric Power Company, a District of Columbia and Virginia corporation (together with its successors and permitted endorsees, transferees and assigns, "**Pepco**"). Guarantor and Pepco are referred to herein individually as a "**Party**" and collectively as the "**Parties**." Capitalized terms used herein and defined in the Settlement Agreement (as defined below) have the meanings set forth for such terms in the Settlement Agreement.

WHEREAS, Mirant and Pepco, among others, are parties to that certain Settlement Agreement and Release dated as of May 30, 2006 (the "**Settlement Agreement**") pursuant to which the parties thereto agreed to settle, on the terms and conditions contained therein, certain disputes, including disputes with respect to the APSA, the Back-to-Back Arrangement, the Other Assumed Agreements, the SMECO Agreements and the Assumed Obligations.

WHEREAS, pursuant to and subject to the terms and provisions of the Settlement Agreement, MPP has assumed the Assumed APSA [and the Back-to-Back Arrangement][1] certain Mirant Settling Parties have assumed or accepted the assignment of the Other Assumed Agreements and have assumed the Assumed Obligations arising under the Other Assumed Agreements, Mirant Chalk Point, LLC has assumed the SMECO Agreements and assumed the Assumed Obligations arising under the SMECO Agreements, and MPP has assumed the Assumed Obligations not arising under the Other Assumed Agreements or the SMECO Agreements.

WHEREAS, pursuant to the Settlement Agreement, Mirant has agreed to guarantee the payment and performance of the obligations of the other Mirant Settling Parties under the Assumed APSA, [the Back to Back Arrangement],[2] the Other Assumed Agreements, the SMECO Agreements and the Assumed Obligations (collectively, the "**Underlying Agreements**") pursuant to this Agreement.

NOW, THEREFORE, the Parties agree, effective as of the Effective Date, as follows:

SECTION 1. <u>Purpose and Intent</u>. IT IS THE PURPOSE AND INTENT OF THIS AGREEMENT THAT THE OBLIGATIONS OF GUARANTOR UNDER THIS AGREEMENT ARE IRREVOCABLE, ABSOLUTE AND UNCONDITIONAL, PRESENT AND CONTINUING UNDER ANY AND ALL CIRCUMSTANCES UNTIL TERMINATED IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT.

SECTION 2. <u>Guarantee</u>. Guarantor absolutely, irrevocably and unconditionally guarantees, as a primary obligor and not merely as a surety, (a) the due and punctual payment to Pepco of (i) each payment required to be made by the other Mirant Settling Parties under the

---

[1] If applicable.

[2] <u>Id</u>.

Underlying Agreements when and as due, whether at maturity or by reason of acceleration or otherwise and at all times thereafter, including payments in respect of reimbursement of disbursements and interest thereon and (ii) all other monetary obligations, including indemnities, fees, costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the other Mirant Settling Parties under the Underlying Agreements (all such obligations referred to in this clause (a) being collectively referred to as the "**Monetary Obligations**") and (b) the due and punctual performance and observance of, and compliance with, all covenants, agreements, obligations and liabilities of the other Mirant Settling Parties under the Underlying Agreements or the Settlement Agreement (all such obligations referred to in the preceding clauses (a) and (b) and any extensions, renewals or replacements thereof being collectively referred to as the "**Obligations**").

SECTION 3. <u>Payment of Costs</u>. Guarantor agrees to pay and reimburse Pepco for all reasonable costs, legal expenses and attorneys' and paralegals' fees of every kind (excluding those costs, expenses and fees of attorneys and paralegals who may be employees of Pepco), paid by, or incurred by or on behalf of, Pepco in enforcing its rights under this Agreement, <u>provided</u> that the Guarantor shall not be liable for any expenses of Pepco if no payment or performance is determined to be due from Guarantor under this Agreement.

SECTION 4. <u>Waiver of Notice and Defenses</u>. To the fullest extent permitted by applicable law, Guarantor hereby expressly, absolutely, unconditionally and irrevocably waives all notices whatsoever with respect to this Agreement, with respect to the Underlying Agreements, with respect to the Settlement Agreement or with respect to the Obligations, including, without limitation, presentment to, demand of payment from and protest, dishonor, default or nonpayment to the other Mirant Settling Parties or any other person of any of the Obligations, and notice of acceptance of its guarantee. To the fullest extent permitted by applicable law, the obligations of Guarantor hereunder shall not be affected by (a) the failure of Pepco to assert any claim or demand or to enforce or exercise any right or remedy against the other Mirant Settling Parties in respect of the Obligations or any delay in connection therewith, or (b) any rescission, waiver, amendment or modification of, or any release from any of the terms or provisions of, this Agreement not made in accordance with Section 13 of this Agreement.

SECTION 5. <u>Continuing Guarantee of Payment and Performance</u>. Guarantor further agrees that its guarantee contained herein constitutes a continuing guarantee of payment and performance when due, and not of collection, and therefore Pepco shall not be required (although it is entitled, at its option) to prosecute collection, enforcement or other remedies against the other Mirant Settling Parties, any other guarantor or any other person, before calling on Guarantor for payment and performance of the Obligations. Guarantor further waives any right to require that any resort be had by Pepco (although it is entitled, at its option) to any security.

SECTION 6. Discharge or Diminishment of Guarantee.

(a)   The obligations of Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination, or be subject to any defense or setoff, counterclaim, recoupment or termination whatsoever, or otherwise be affected, for any reason (other than the performance in full of all Obligations, including the indefeasible payment in full in cash of all Monetary Obligations, and the termination of all the Obligations), including, without limitation:

(i)   any claim of waiver, release, surrender, alteration or compromise of any of the Obligations;

(ii)   any claim or defense of statute of limitations, statute of frauds, fraud, incapacity, minority or usury;

(iii)   the invalidity, illegality or unenforceability of the Obligations or the genuineness, validity or regularity of the Underlying Agreements or the Settlement Agreement;

(iv)   the occurrence or continuance of any event of bankruptcy, reorganization, insolvency, receivership or other similar proceeding with respect to the other Mirant Settling Parties or any other person (for purposes hereof, "person" means any individual, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization or Governmental Authority), or the dissolution, liquidation or winding up of the other Mirant Settling Parties or any other person;

(v)   any permitted assignment or other permitted transfer of this Agreement or any rights hereunder by Pepco;

(vi)   any sale, transfer or other disposition by Guarantor of any direct or indirect interest it may have in the other Mirant Settling Parties or any other change in ownership or control of the other Mirant Settling Parties;

(vii)   the absence of any notice to, or knowledge on behalf of, Guarantor of the existence or occurrence of any of the matters or events set forth in the foregoing clauses; or

(viii)   any other action or circumstance that might otherwise constitute a legal or equitable discharge or defense of Guarantor from performance of the obligations set forth herein (other than the performance in full of all Obligations, including the indefeasible payment in full in cash of all Monetary Obligations, and the termination of all the Obligations).

(b)   Without limiting the generality of the foregoing, the obligations of Guarantor hereunder shall not be discharged or impaired or otherwise affected by the failure of Pepco to assert any claim or demand or to enforce its rights under this Agreement, the Underlying Agreements or the Settlement Agreement, by any waiver or modification of any provision thereof (except a waiver or modification made in accordance with Section 13 hereof), by any default, failure or delay, willful or otherwise, in the performance of the Obligations, or by any other act or omission that may or might in any manner or to any extent vary the risk of Guarantor or that would otherwise operate as a discharge of Guarantor as a matter of law or equity (other than the performance in full of all Obligations, including the indefeasible payment in full in cash of all Monetary Obligations, and the termination of all the Obligations).

(c)   In furtherance and not in limitation of the foregoing, Guarantor authorizes Pepco, without notice, demand or additional reservation of rights against Guarantor and without affecting Guarantor's obligations hereunder, from time to time: (1) to renew, refinance, modify, subordinate, extend, increase, accelerate, or otherwise change the time for payment of, the terms of or the interest on the Obligations or any part thereof; (2) to accept collateral from any person or entity and hold collateral for the payment of the Obligations or any part thereof, and to exchange, enforce, refrain from enforcing or release such collateral or any part thereof; (3) to accept and hold any indorsement or guarantee of payment of the Obligations or any part thereof or any negotiable instrument or other writing intended by any party to create an accord and satisfaction with respect to the Obligations or any part thereof, and to discharge, terminate, release, substitute, replace or modify any such obligation of any such indorser or guarantor, or any person or entity who has given any security interest in any collateral as security for the payment of the Obligations or any part thereof, or any other person or entity in any way obligated to pay the Obligations or any part thereof, and to enforce, or refrain from enforcing, compromise or modify, the terms of any obligation of such indorser, guarantor, person or entity; (4) to dispose of any and all collateral securing the Obligations in any commercially reasonable manner as Pepco, in its sole discretion, may deem appropriate, and to direct the order or manner of such disposition and the enforcement of any and all indorsements and guarantees relating to the Obligations or any part thereof as Pepco, in its sole discretion, may determine; (5) subject to the terms and provisions of the Underlying Agreements and the Settlement Agreement, to determine the manner, amount and time of application of payments and credits, if any, to be made on all or any part of any component or components of the Obligations (whether principal, interest, costs and expenses, or otherwise); (6) to take advantage or refrain from taking advantage of any security or accept or make or refrain from accepting or making any compositions or arrangements when and in such manner as Pepco, in its sole discretion, may deem appropriate; and (7) to generally do or refrain from doing any act or thing which might otherwise, at law or in equity, release the liability of Guarantor as a guarantor or surety in whole or in part, and in no case shall Pepco be responsible, or shall the Guarantor be released in whole or in part, for any act or omission in connection with Pepco having sold any collateral at less than its value, providing that the collateral is sold in a commercially reasonable manner.

SECTION 7. <u>Defenses Waived</u>. To the fullest extent permitted by applicable law, Guarantor waives any defense based on or arising out of the unenforceability of the Obligations or any part thereof from any cause. Pepco may compromise or adjust any part of the Obligations, make any other accommodation with the other Mirant Settling Parties or exercise any other right or remedy available to it against the other Mirant Settling Parties, without affecting or impairing in any way the liability of Guarantor hereunder except to the extent that all the Obligations have been fully and finally performed, including the indefeasible payment in full of all Monetary Obligations, and terminated. To the fullest extent permitted by applicable law,

Guarantor waives any defense arising out of any such election even though such election operates, pursuant to applicable law, to impair or to extinguish any right of reimbursement or subrogation or other right or remedy of Guarantor against the other Mirant Settling Parties or any security. Guarantor waives each right and all defenses to which it may be entitled under applicable law as in effect or construed from time to time.

SECTION 8. <u>Representations and Warranties of Guarantor</u>. Guarantor represents and warrants to Pepco as follows:

(a) <u>Organization</u>. Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted.

(b) <u>Authority Relative to this Agreement</u>. Guarantor has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Guarantor of this Agreement and performance by Guarantor of its obligations hereunder have been duly and validly authorized and no other corporate proceedings on the part of Guarantor are necessary to authorize this Agreement and the performance by Guarantor of its obligations hereunder. This Agreement has been duly and validly executed and delivered by Guarantor and this Agreement constitutes a valid and binding agreement of Guarantor, enforceable against Guarantor in accordance with its terms.

(c) <u>Consents and Approvals; No Violation</u>.

(i) Neither the execution and delivery of this Agreement by Guarantor nor performance by Guarantor of its obligations hereunder will (i) conflict with or result in any breach of any provision of the organizational or governing documents or instruments of Guarantor, (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which Guarantor or any of its subsidiaries is a party or by which any of their respective assets may be bound, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Guarantor, or any of its assets, except in the case of clauses (ii) and (iii) for such failures to obtain a necessary consent, defaults and violations which would not, individually or in the aggregate, have a material adverse effect on the ability of Guarantor to discharge its obligations under this Agreement (a "**Guarantor Material Adverse Effect**").

(ii) No declaration, filing or registration with, or notice to, or authorization, consent or approval of any governmental authority is necessary for performance by Guarantor of its obligations hereunder, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made would not, individually or in the aggregate, have a Guarantor Material Adverse Effect.

SECTION 9. Agreement to Perform and Pay; Subordination. In furtherance of the foregoing and not in limitation of any other right that Pepco has at law or in equity against Guarantor by virtue hereof, upon the failure of any of the other Mirant Settling Parties to perform or pay any Obligation when and as the same shall become due, Guarantor hereby promises to and will forthwith, as the case may be, (a) perform, or cause to be performed, such unperformed Obligations and (b) pay, or cause to be paid, to Pepco in cash the amount of such unpaid Monetary Obligations. Upon payment by Guarantor of any sums to Pepco as provided above, all rights of Guarantor against the other Mirant Settling Parties arising as a result thereof by way of right of subrogation, contribution, reimbursement, indemnity or otherwise shall in all respects be subordinate and junior in right of payment to the prior indefeasible payment in full in cash of all the Monetary Obligations. If any amount shall erroneously be paid to Guarantor on account of (i) such subrogation, contribution, reimbursement, indemnity or similar right or (ii) any such indebtedness of the other Mirant Settling Parties, such amount shall be held in trust for the benefit of Pepco and shall forthwith be paid to Pepco to be credited against the payment of the Monetary Obligations.

SECTION 10. Information. Guarantor assumes all responsibility for being and keeping itself informed of the other Mirant Settling Parties' financial condition and assets, and of all other circumstances bearing upon the risk of nonperformance of the Obligations (including the nonpayment of Monetary Obligations) and the nature, scope and extent of the risks that Guarantor assumes and incurs hereunder, and agrees that Pepco does not have any duty to advise Guarantor of information known to it regarding such circumstances or risks.

SECTION 11. Termination and Reinstatement.

(a)   Notwithstanding any provision to the contrary herein, this Agreement and the guarantee made hereunder shall terminate for all purposes upon the termination of the Settlement Agreement pursuant to Section 7 of the Settlement Agreement.

(b)   Subject to Section 11(a) above and Section 11(c) below, the guarantee made hereunder shall remain in full force and effect until, and shall terminate when, all the Obligations have been (i) finally and irrevocably performed in full, including the indefeasible payment in full in cash of the Monetary Obligations, and (ii) terminated.

(c)   Notwithstanding Section 11(b), if at any time any payment, or any part thereof, of any Obligation is subsequently recovered from, rescinded or is restored by Pepco, whether upon the bankruptcy, dissolution, reorganization, arrangement, or liquidation proceedings (or proceedings similar thereto) of the other Mirant Settling Parties or Guarantor or for any other reason, this Agreement and all of Guarantor's obligations under this Agreement shall continue to be effective or shall be reinstated, as the case may be, as though such payment had not been made. Except in the case of a termination pursuant to Section 11(a) above, the provisions of this Section 11(c) shall survive termination of the guarantee made hereunder or this Agreement.

SECTION 12. Assignment; No Third Party Beneficiaries. This Agreement and all of the provisions hereunder shall be binding upon and inure to the benefit of the Parties and their respective successors (including, without limitation, any entity to which all or a substantial part of the business or assets of such Party shall have been transferred, including a debtor in possession under the Bankruptcy Code, and any entity into or with which such Party shall have been merged, consolidated, reorganized, or absorbed) and permitted assigns. Nothing herein express or implied will give or be construed to give any person other than the Parties any legal or equitable rights hereunder. Neither this Agreement nor any of the rights, interests and obligations hereunder shall be assigned by Guarantor, including by operation of law, without the prior written consent of Pepco; provided, however, that no assignment or transfer of rights or obligations by Guarantor shall relieve it from the full liabilities and the full financial responsibility set forth in this Agreement, unless and until the transferee or assignee shall agree in writing to assume such obligations and duties and Pepco has consented in writing to such assumption. Pepco may assign any of (including a portion of) its rights hereunder to any assignee or transferee of the Underlying Agreements without the consent of Guarantor; provided that such assignment or transfer of the Underlying Agreements is not effected in violation of the terms of the Underlying Agreements.

SECTION 13. Amendment and Modification; Extension; Waiver. Except with respect to assignments effected in accordance with Section 12, this Agreement may be amended, modified or supplemented only by an instrument in writing signed on behalf of each of the Parties. Any agreement on the part of a Party to any extension or waiver in respect of this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of a Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the District of Columbia (regardless of the laws that might otherwise govern under applicable principles of conflicts of law).

SECTION 15. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (as of the time of delivery or, in the case of a telecopied communication, of the times of confirmation) if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Pepco, to:

Potomac Electric Power Company
701 Ninth Street NW
Suite 1100
Washington, DC 20068
Telecopy No.: 202-872-6484
Attention: General Counsel

with a copy to:

> Jonathan P. Guy
> Orrick, Herrington & Sutcliffe LLP
> 3050 K Street, NW
> Washington, DC 20007

if to Guarantor, to:

> Mirant Corporation
> 1155 Perimeter Center West
> Atlanta, Georgia 30338-5416
> Telecopy No.: 678-579-6767
> Attn: General Counsel

with a copy to:

> Craig Averch
> White & Case LLP
> 633 W. 5th Street, Suite 1900
> Los Angeles, CA 90071-2007

SECTION 16. Jurisdiction and Enforcement.

(a)   Each of the Parties irrevocably submits to the exclusive jurisdiction of (i) the Superior Court of the District of Columbia and (ii) the United States District Court for the District of Columbia for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the Parties agrees to commence any action, suit or proceeding relating hereto either in the United States District Court for the District of Columbia or, if such suit, action or proceeding may not be brought in such court for jurisdictional reasons, in the Superior Court of the District of Columbia. Each of the Parties further agrees that service of process, summons, notice or document by hand delivery or U.S. registered mail at the address specified for such Party in Section 15 (or such other address specified by such Party from time to time pursuant to Section 15) shall be effective service of process for any action, suit or proceeding brought against such Party in any such court. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Superior Court of the District of Columbia and (ii) the United States District Court for the District of Columbia and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(b)   The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to equitable relief, including without limitation, an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, this being in addition to any other remedy to which they are justly entitled to, whether at law or in equity.

SECTION 17. <u>Effectiveness; Counterparts</u>. This Agreement shall become effective as of the Effective Date. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

SECTION 18. <u>Rules of Interpretation</u>. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation" or equivalent words. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto or thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument, statute, regulation, rule or order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, statute, regulation, rule or order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Each Party acknowledges that it has been represented by counsel in connection with the review and execution of this Agreement and, accordingly, there shall be no presumption that this Agreement or any provision hereof be construed against the Party that drafted this Agreement.

SECTION 19. <u>Severability</u>.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 20. <u>Entire Agreement</u>. This Agreement is intended by the Parties to be the final, complete and exclusive expression of the agreement between Guarantor and Pepco with respect to the guarantee of the Obligations. Guarantor expressly disclaims any reliance on any course of dealing or usage of trade or oral representations of Pepco, including, without limitation, representations to enter into any other agreement with the other Mirant Settling Parties or Guarantor.

IN WITNESS WHEREOF, this Guarantee Agreement has been duly executed and delivered by the Parties as of the date first above written and is effective as of the Effective Date.

POTOMAC ELECTRIC POWER COMPANY

By   _____

      Name:

      Title:

MIRANT CORPORATION

By   _____

      Name:

      Title:

<u>Exhibit 2(d)</u> - Form of Request for Stay

IN THE UNITED STATES COURT OF APPEALS
FOR THE FIFTH CIRCUIT

NO. 05-10038

IN THE MATTER OF: MIRANT CORPORATION, *Debtor*

MIRANT CORPORATION; MLW DEVELOPMENT LLC; MIRANT AMERICAS
ENERGY MARKETING LP; MIRANT AMERICAS GENERAL LLC; MIRANT MID-
ATLANTIC LLC; *ET AL.*, *Appellants*

vs.

POTOMAC ELECTRIC POWER COMPANY, FEDERAL ENERGY REGULATORY
COMMISSION, *Appellees*

NO. 05-10419

IN THE MATTER OF: MIRANT CORPORATION, *Debtor*

POTOMAC ELECTRIC POWER COMPANY, *Appellee*

vs.

MIRANT CORPORATION; MLW DEVELOPMENT LLC; MIRANT AMERICAS
ENERGY MARKETING LP; MIRANT AMERICAS GENERAL LLC; MIRANT MID-
ATLANTIC LLC; *ET AL.*, *Appellants*

On Appeal from the United States District Court for the Northern District of Texas,
Fort Worth Division, Civil Action Nos. 4-05-CV-095-A and 4-03-CV-1242-A

JOINT MOTION FOR STAY OF PENDING APPEALS

ATTORNEYS FOR APPELLANTS MIRANT CORPORATION, *ET AL.***:**		**ATTORNEYS FOR APPELLEE POTOMAC ELECTRIC POWER COMPANY:**
Thomas E Lauria	Robin Phelan	Roger Frankel
J. Christopher Shore	W. Alan Wright	Jonathan Guy
WHITE & CASE LLP	Benjamin L. Mesches	**ORRICK, HERRINGTON**
Wachovia Financial Center	**HAYNES AND BOONE, LLP**	**&SUTCLIFFE LLP**
200 South Biscayne Blvd.	901 Main Street, Suite 3100	3050 K Street, NW
Miami, Florida 33131	Dallas, Texas 75202-3789	Washington, D.C. 20007
305-371-2700 (Telephone)	214-651-5000 (Telephone)	202-339-8400 (Telephone)
305-358-5744 (Facsimile)	214-651-5940 (Facsimile)	202-339-8500 (Facsimile)

TO THE HONORABLE COURT OF APPEALS:

Appellants Mirant Corporation, *et al.* ("Mirant"), and Appellee Potomac

Electric Power Company ("PEPCO") file this joint motion to stay the above-styled

and numbered appeals (the "Appeals") pending anticipated court approval of a

settlement of all outstanding disputes between them, and respectfully state as

follows:

1. The Appeals are currently pending before the Court.

2. The Court heard oral argument in the Appeals on February 9, 2006.

3. In addition to the Appeals, the parties are involved in the following

litigation pending in the United States District Court for the Northern District of

Texas and the United States Bankruptcy Court for the Northern District of Texas:

  a. *Mirant Corporation, et al. v. Potomac Electric Power Company*,
     Civil Action No. 4:03-CV-00944 (N.D. Tex.);

  b. *Mirant Corporation, Mirant Peaker, LLC, and Mirant Chalk Point,
     LLC v. Southern Maryland Electric Cooperative, Inc., and Potomac
     Electric Power Company*, Adv. Case No. 04-04073 (Bankr. N.D.
     Tex.);

  c. *Potomac Electric Power Company v. Mirant Corporation, et al.*,
     Civil Action No. 4:05-CV-00095 (N.D. Tex.);

  d. *Mirant Corporation v. Potomac Electric Power Company, et al.*,
     Civil Action No. 4:05-CV-00606 (N.D. Tex.);

  e. *Mirant Corporation, et al. v. Southern Maryland Electric
     Cooperative, Inc., and Potomac Electric Power Company*, Adv.
     Case No. 05-04258 (Bankr. N.D. Tex.);

f. *Mirant Corporation, et al. v. Potomac Electric Power Company*, Adv. Case No. 05-04259 (Bankr. N.D. Tex.);

g. Debtor's Motion (I) Pursuant to 11 U.S.C. § 365 to Assume, Assume and Assign, or Reject Certain Agreements with Potomac Electric Power Company; and (II) For Disgorgement of Funds Paid Postpetition Under the Back-to-Back Agreement Pursuant to 11 U.S.C. §§ 105, 503, and 549, *In re Mirant Corporation, et al.*, Case No. 03-46590 (Bankr. N.D. Tex.);

h. Motion of Debtors (I) to Reject the Facility and Capacity Credit Agreement and the Site Lease with Southern Maryland Electric Cooperative, Inc.; and (II) for Disgorgement of Funds Paid Postpetition Pursuant to 11 U.S.C. §§ 105, 503, and 549, *In re Mirant Corporation, et al.*, Case No. 03-46590 (Bankr. N.D. Tex.);

i. *Mirant Corporation, et al. v. Potomac Electric Power Company*, Civil Action No. 4:05-CV-00810 (N.D. Tex.); and

j. *Southern Maryland Electric Cooperative, Inc., and Potomac Electric Power Company v. Mirant Peaker, LLC, Mirant Chalk Point, LLC, and Mirant Corporation*, No. 4:06-CV-00041 (N.D. Tex.).

4.   Mirant and PEPCO have entered into a settlement agreement resolving all outstanding disputes between them (the "Settlement Agreement"). The Settlement Agreement must be approved by the Bankruptcy Court and/or the District Court in Mirant's bankruptcy proceedings by final order or orders to become effective.[3] On May 30, 2006, the parties filed motions in the Bankruptcy Court and District Court, pursuant to Federal Rule of Bankruptcy Procedure 9019,

———————————

[3] The district court has withdrawn the reference to the bankruptcy court for a number of the pending disputes between the parties.

seeking such approval. The parties are hopeful that the lower courts will approve the Settlement Agreement.

5. As part of the Settlement Agreement, the parties agreed to request that the Court stay further action in the Appeals pending the required judicial approval of their Settlement Agreement.

6. Accordingly, Mirant and PEPCO file this Joint Motion for Stay of Pending Appeals and request that the Court stay further action on the Appeals pending approval of the Settlement Agreement by the Bankruptcy Court and/or the District Court by final order or orders. In the interim, the parties will keep the Court apprised regarding the status of the Rule 9019 motions. Once the order or orders approving the Settlement Agreement become final, the parties will file a joint motion to dismiss the Appeals.

7. Counsel for Mirant and PEPCO have conferred with counsel for FERC regarding the relief requested in this joint motion. Counsel for FERC has indicated that FERC does/does not oppose such relief.

CONCLUSION AND REQUEST FOR RELIEF

Mirant and PEPCO jointly request that the Court stay further action in the Appeals pending approval of the Settlement Agreement by final order or orders and award them any other relief to which they are justly entitled.

Respectfully submitted,

_____

Robin Phelan
W. Alan Wright
Benjamin L. Mesches
HAYNES AND BOONE, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202-3789
214-651-5000 (Telephone)
214-651-5940 (Facsimile)

     and

Thomas E Lauria
J. Christopher Shore
WHITE & CASE LLP
Wachovia Financial Center
200 South Biscayne Blvd.
Miami, Florida 33131
305-371-2700 (Telephone)
305-358-5744 (Facsimile)

**ATTORNEYS FOR APPELLANTS
MIRANT CORPORATION, *ET AL.***

_____

Roger Frankel

Jonathan Guy

ORRICK, HERRINGTON & SUTCLIFFE LLP

3050 K Street, NW

Washington, D.C. 20007

202-339-8400 (Telephone)

202-339-8500 (Facsimile)

**ATTORNEYS FOR APPELLEE
POTOMAC ELECTRIC POWER
COMPANY**

CERTIFICATE OF CONFERENCE

On May _, 2006, the undersigned counsel for Appellants Mirant Corporation *et al.* conferred with counsel for FERC, Carol J. Banta, regarding the relief requested in the foregoing motion. Ms. Banta stated that FERC does/does not oppose the relief requested.

_____
W. Alan Wright

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing *Joint Motion for Stay of Pending Appeals* has been served on the following counsel of record by Federal Express and in accordance with the Federal Rules of Appellate Procedure on this ___ day of May, 2006.

Sander L. Esserman
Jo E. Hartwick
Stutzman Bromberg Esserman & Plifka
2323 Bryan Street, Suite 2200
Dallas, Texas 75201

Roger Frankel
Jonathan Guy
Orrick, Herrington & Sutcliffe LLP
3050 K Street, NW
Washington, D.C. 20007

Jason Brookner
Andrews & Kurth L.L.P.
1717 Main Street
Suite 3700
Dallas, Texas 75201

Donald E. Herrmann
Lars L. Berg
Kelly, Hart & Hallman
201 Main Street, Suite 2500
Fort Worth, Texas 76102-3194

Carol J. Banta
Federal Energy Regulatory Commission
888 First Street, N.E.
Washington, DC 20426

Stephen L. Tatum
Cantey & Hanger
801 Cherry Street, Suite 2100
Fort Worth, Texas 76102

James Bradford Ramsay
Grace D. Soderberg
National Association of Regulatory
Utility Commissioners
1101 Vermont Avenue NW
Washington, DC 20005

Peter J. Kadzik
Dickstein, Shapiro, Morin &
Oshinsky
2101 L Street NW, 10th Floor
Washington, DC 20037-1526

Daniel M. Lewis   Frederick Sosnick
Arnold & Porter   Shearman & Sterling
555 12th Street NW   599 Lexington Avenue
Washington, DC 20004   New York, NY 10022-6069

_____
W. Alan Wright